UNITED RENTALS, INC.

2003 Annual Report



INVESTING IN OPPORTUNITY

UNITED RENTALS is North America's largest equipment rental company, uniquely positioned to serve a diverse customer base that includes construction and industrial companies, utilities, municipalities, homeowners and others. We offer our 1.9 million customers many benefits: □ 13,000 knowledgeable employees operating an integrated network of more than 730 locations in 47 states, seven Canadian provinces and Mexico □ The largest fleet of rental equipment in the world — over 500,000 units with an original cost of $3.5 billion □ More than 600 different types of equipment for rent, including construction equipment, industrial and heavy machinery, aerial work platforms, traffic control equipment, trench safety equipment and homeowner items □ Quality new and used equipment for sale, contractor supplies, parts and service □ A well-developed infrastructure that supports our full range of services, including comprehensive safety training and round-the-clock emergency assistance □ Industry-leading information technology that electronically links our branches and gives our customers access to every piece of equipment in our fleet □ Customer-focused industry veterans who run our branches and ensure that we deliver on our promise of "The Right Equipment, Right Now!"

DEAR FELLOW SHAREHOLDERS

Despite the improving economy, a weak non-residential construction market continued to impact our results in 2003.

Private spending on non-residential construction declined 5 percent, following a 13 percent decline in 2002, and government spending on road and highway construction remained sluggish.

We grew our revenues 1.6 percent in 2003 to $2.87 billion, despite weak demand. This increase, which outpaced our end markets, was not sufficient to fully offset higher costs. As a result, our profit margins for the year declined. Our results were also impacted by $331 million of after-tax charges for goodwill impairment, buy-out of equipment leases, debt refinancing, write-off of notes receivable, and vesting of restricted shares granted to executives in 2001. Because of these charges, we ended the year with a net loss of $259 million. If we had not incurred these charges, we would have realized operating income of $339 million, net income of $72 million, and diluted earnings per share of $0.75.[1]

Wayland Hicks
Chief Executive Officer



Although our profitability declined in 2003, we generated $524 million in cash flow from operations and the sale of rental equipment. After capital expenditures of $378 million for fleet and facilities, our free cash flow was $146 million.

Faced with a difficult year, we still realized considerable accomplishments that should help us as we move forward. We raised rental rates by more than 2 percent and at the same time increased same-store rental revenues by 3.7 percent. We also expanded our market share with the addition of 200,000 new customers.

(1) For a reconciliation of as-adjusted results and GAAP results, please see the footnotes on page five.

"We expect our profitability to be substantially better in 2004, even without an upswing in our key end market, private non-residential construction."

Wayland Hicks, Chief Executive Officer

We continued to benefit from our geographic diversity, and from our ability to share equipment among our branches. During 2003, 11.5 percent of our rental revenues came from equipment sharing, our best result to date. We also repositioned over $400 million of underutilized equipment to take advantage of market opportunities in areas where demand was stronger.

While we continued to feel pressure on our cost base, we worked hard to become more productive. We reduced our headcount by 1,000 over the past two years while maintaining our customer service levels, and ended the year with approximately 13,000 employees. We also conserved our capital, extending the average age of our fleet to 40 months by year-end. This is well within our target range of 35 to 45 months.

In late 2003 and early 2004, we capitalized on favorable market conditions and completed the refinancing of a substantial portion of our outstanding debt. As a result, we reduced the interest rates and extended the maturity of a large part of our debt to 2012 and beyond. This refinancing will reduce our interest expense by approximately $30 million in 2004.

Last year, our extensive fleet and superior service enabled us to win a large number of rental contracts on high profile jobs such as the expansion of Miami International Airport, the modernization of Soldier Field in Chicago, and the expansion of the Harley-Davidson plant in York, Pennsylvania. We served jobsites as diverse as the Honda and Hyundai plants in Alabama, and the *Terminator 3* movie, which featured our equipment.

Our immediate priority in 2004 is to improve the profitability of the business and its return on capital.

We believe that we can substantially improve our profitability, even without an upswing in our key end market, private non-residential construction. Let me share some insights into our plans.

(from left)
Michael Kneeland, Executive Vice President – Operations
Wayland Hicks, Chief Executive Officer
John Milne, President and Chief Financial Officer



Raising rental rates is the single most important action we can take in the near term to improve our profitability. Even with sluggishness in our end markets, there is a lot that we are doing to achieve better rates. In 2004, for example, our sales force will receive 20,000 hours of training in value-based negotiation to build on the rate improvement we accomplished in 2003.

We will spend $425 million to $450 million in replacement capital in 2004 to maintain one of our most important competitive advantages: the condition and size of our rental fleet. In addition, we will spend $100 million to $200 million in growth capital to expand our fleet. This modest expansion, combined with higher rental rates, contractor supply sales growth and lower interest expense, should substantially improve our profitability.

Our 2004 plan anticipates diluted earnings per share, excluding charges, of $1.00 to $1.10,[2] even in a flat operating environment.

Beyond 2004, a sustained rebound in our principal end market has the potential to drive revenues significantly higher.

Our goal is to double the size of the business over five years given stronger demand. We plan to achieve this through organic growth, additional locations, prudent acquisitions and expansion of complementary revenue streams such as contractor supply sales. Our ability to capitalize on the substantial operating leverage of this business should allow us to expand our margins, resulting in earnings growth that significantly outpaces our top line growth.

This is my first letter to shareholders since I assumed leadership of United Rentals last December. Our company has an extraordinary history of accomplishments under the guidance of my friend and predecessor, Brad Jacobs. I am excited to take the reins of a vibrant organization with a legacy of being the best in its business. The stewardship of United Rentals is both a privilege and a responsibility, and I appreciate the confidence the board has in me.

We are fortunate to have John Milne, with whom I have worked closely for over six years, continue to play a key leadership role as president and chief financial officer. We are also fortunate to have Mike Kneeland join our senior management team in the newly-created position of executive vice president– operations. Mike has more than 25 years' experience in the equipment rental business, including more than five years with United Rentals.

Finally, I would like to take this opportunity to thank all United Rentals employees for their enthusiasm and spirit during a difficult year. Together, we rolled up our sleeves and fought for every inch of progress. The work ethic of our employees is a constant inspiration and the bedrock of our company culture. With their continued focus we will expand on our strengths, maintain our industry leadership position, and carve out new opportunities for United Rentals.

Wayland Hicks
Chief Executive Officer
March 30, 2004

(2) Excludes first half refinancing charges, a first quarter charge for the vesting of restricted shares granted to executives in 2001, and any non-cash goodwill write-offs and other special charges that may be required.

FINANCIAL HIGHLIGHTS

The financial highlights for 2003, 2002 and 2001 are adjusted to exclude certain charges as explained in the notes to the table. After giving effect to these charges, operating income, net income (loss) and diluted EPS (loss) in accordance with accounting principles generally accepted in the United States ("GAAP"), were $30.4 million, $(258.6) million and $(3.35), respectively, in 2003, $111.9 million, $(397.8) million and $(4.78), respectively, in 2002 and $462.0 million, $111.3 million and $1.18, respectively, in 2001. See Selected Financial Data on page 23.

(In millions, except per share data)	2001	2002	**2003**
Revenues	$2,886.6	$2,821.0	**$2,867.2**
Operating Income, as adjusted (1)	490.9	388.1	**339.1**
Net Income, as adjusted (2)	147.0	107.6	**71.8**
Diluted EPS, as adjusted (2)	$1.56	$1.11	**$0.75**

(1) We had GAAP operating income in 2003 of $30.4 million. Our operating income, as adjusted, for 2003 excludes: (i) a $296.9 million goodwill impairment charge; and (ii) a $11.8 million charge due to vesting of restricted stock granted to executives in 2001.

We had GAAP operating income in 2002 of $111.9 million. Our operating income, as adjusted, for 2002 excludes: (i) a $28.3 million restructuring charge; and (ii) a $247.9 million goodwill impairment charge.

We had GAAP operating income in 2001 of $462.0 million. Our operating income, as adjusted, for 2001 excludes a $28.9 million restructuring charge.

(2) We had a GAAP net loss in 2003 of $258.6 million or $3.35 per share. Our net income and diluted EPS, as adjusted, for 2003 excludes the following charges: (i) a $296.9 million goodwill impairment charge (net of tax equal to $238.9 million or $3.10 per share); (ii) a $95.1 million charge relating to the buy-out of equipment leases (net of tax equal to $57.7 million or $0.75 per share); (iii) $28.9 million in refinancing costs (net of tax equal to $17.1 million or $0.22 per share); (iv) a $11.1 million charge due to notes receivables write-off (net of tax equal to $6.6 million or $0.09 per share); and (v) a $11.8 million charge due to vesting of restricted stock granted to executives in 2001 (net of tax equal to $10.2 million or $0.13 per share). The results for 2003 also exclude the positive impacts on diluted earnings per share of repurchases by the company of its 6½% convertible quarterly income preferred securities. These repurchases added $0.01 to diluted earnings per share in 2003. Diluted EPS, as adjusted for 2003, is calculated on a fully diluted shares outstanding basis (96.1 million shares), whereas the GAAP net loss results are calculated on basic shares outstanding (77.0 million shares).

We had a GAAP net loss in 2002 of $397.8 million or $4.78 per share. Our net income and diluted EPS, as adjusted, for 2002 excludes the following charges: (i) a $28.3 million restructuring charge (net of tax equal to $17.3 million or $0.23 per share); (ii) a $247.9 million goodwill impairment charge (net of tax equal to $198.8 million or $2.62 per share); (iii) $1.6 million in refinancing costs (net of tax equal to $0.9 million or $0.01 per share); and (iv) a $348.9 million charge due to a change in accounting principle relating to goodwill (net of tax equal to $288.3 million or $3.80 per share). The results for 2002 also exclude the positive impacts on diluted earnings per share of repurchases by the company of its 6½% convertible quarterly income preferred securities. These repurchases added $0.47 to diluted earnings per share in 2002. Diluted EPS, as adjusted for 2002, is calculated on a fully diluted shares outstanding basis (96.7 million shares), whereas the GAAP net loss results are calculated on basic shares outstanding (75.8 million shares).

We had GAAP net income in 2001 of $111.3 million or $1.18 per diluted share. Our net income and diluted EPS, as adjusted, for 2001 excludes the following charges: (i) a $28.9 million restructuring charge (net tax equal to $19.2 million or $0.20 per diluted share); and (ii) a $25.9 million charge for refinancing costs (net of tax equal to $16.5 million or $0.18 per diluted share).

REVENUES


$3,000
2,250
1,500
750
'01
'02
'03

OPERATING INCOME
(as adjusted)


$600
450
300
150
'01
'02
'03

NET INCOME
(as adjusted)


$160
120
80
40
'01
'02
'03

DILUTED EPS
(as adjusted)


$2.00
1.50
1.00
.50
'01
'02
'03

CUSTOMERS AND MARKETS



United Rentals is in the business of supplying equipment to construction, renovation and facility maintenance jobsites across North America. The majority of our equipment is used in private non-residential construction, our primary end market. This includes the construction of manufacturing plants, airports, warehouses and distribution centers, shopping malls, office buildings, utilities and sports arenas, as well as a variety of smaller projects. We also rent equipment to contractors who work on roads, highways and bridges, and to consumers who need equipment for home projects and remodeling.

Same-store rental revenues INCREASED 3.7%

Our growth is primarily dependent on three factors: the growth of the private non-residential construction market, a continuation of the trend toward renting equipment rather than owning it, and our ability to continue to gain market share in a very fragmented industry.

Reversed a 4.8% rate decline in 2002 to a 2.1% RATE INCREASE IN 2003

Our industry's historical double-digit growth rate was not sustainable in the weak economy of the past several years. We first saw private non-residential construction spending slip in 2001, followed by annual declines of 13 percent and 5 percent. In 2004, we face flat to very modest market growth according to most industry estimates. Any uptick in construction activity has positive implications for our business, since it should spark demand for our equipment, services and supplies.

We believe that trends toward renting versus owning equipment will continue. Rented equipment will account for a greater percentage of all construction equipment on jobsites in the future, as contractors increasingly choose to avoid the capital outlays, technological obsolescence, maintenance, insurance and other costs of owning equipment.

1.9 MILLION *customers*

The equipment rental market in North America is still very underdeveloped. We estimate that rented equipment is only about 30 percent of all construction equipment — far below the 60 to 70 percent penetration of some of the more mature rental markets overseas.

While we serve the largest equipment rental customer base in North America, our revenues are estimated to represent less than 10 percent of the total industry. We believe that our passionate customer service, superior equipment and supplies and strong brand recognition will continue to attract market share.

POWERFUL CONNECTIONS WITH CUSTOMERS

Throughout 2003, we worked hard to capitalize on our strengths. We attracted 200,000 new customers, bringing our total base to 1.9 million and solidifying our industry leadership. We also communicated a strong message about our ability to provide customers with superior value per dollar. This is important to contractors who value productivity and safety.

We continued to serve a wide variety of customers in 2003: approximately 50 percent of our rental revenues came from commercial construction companies, 25 percent from industrial customers, and 15 percent from infrastructure contractors. As in past years, the remaining 10 percent came primarily from homeowner rentals. Our top ten customers account for less than 3 percent of total revenues.

Our National Account revenues increased for the fifth straight year as we continued to satisfy the requirements of industry leaders such as CBS Sports, Boeing, EMCOR Group, Granite Construction and Coors Brewing Company. Our National Account customers include many *Fortune 1000* and *Engineering News Record 400/600* companies with multiple job-sites and extensive equipment needs.

Although rental equipment demand declined nationally, we grew our business in areas where construction remained robust. This was particularly true in areas anchored by large, long-term construction projects, such as the southeastern United States and western Canada. Our broad geography and fleet mobility allow us to capitalize on regional opportunities such as the Syncrude Aurora Mine Project in Alberta, Canada, which has utilized about 400 United Rentals machines.

AN INTEGRATED PRODUCT AND SERVICE MIX

In 2003, revenues from equipment rental, our primary business, accounted for 76 percent of total revenues. New equipment sales were 7 percent, used equipment sales 6 percent, and contractor supply sales 6 percent. The remainder came from the sale of service and other revenues.

In addition to offering general construction equipment for rental and sale, United Rentals has invested in fleet, personnel and a network of branches to serve trench safety, traffic control, and pump and power customers. We believe that these investments have the potential to generate superior growth and cross-selling opportunities. Last year, for example, our revenues from the rental of trench safety equipment grew by 22 percent.

United Rentals also offers customers complementary products and services that reinforce the convenience of one-stop shopping. About 500 different types of contractor supplies are now stocked in our branches, and hundreds of additional items are available by catalog. Last year, more than 200,000 customers took advantage of these offerings, which are cross-sold by our sales force at little incremental cost to the company. Our contractor supply sales were $184 million in 2003 and we expect to grow these sales by at least 20 percent per year over the next several years.

Contractor supply sales PROJECTED TO GROW 20% *per year*

Additionally, we continue to explore new ways to develop our rental business and generate a higher return on assets. In 2003, for example, we invested in product niches such as winter heat equipment to supplement our more traditional rental revenues. We also require all locations to cross-promote a common pool of general construction, aerial, trench safety and traffic control fleet. Our customers know that they can turn to United Rentals for changing equipment needs throughout a project's lifecycle.

SOUND STRATEGIES FOR GROWTH

Customers put their own success on the line when choosing a rental company, and view us as a true partner in their construction activities. We meet their expectations through ongoing investments in our rental equipment, company infrastructure and people. Our strengths in these three areas enable United Rentals to satisfy customer needs better than any other equipment rental company.

Customers often want advice, and we staff our branches with knowledgeable people. Customers want to work safely, and we offer training programs that teach safe practices. Customers want to be productive and cost efficient at the same time. We invest in rental fleet that is broad enough to match the individual needs of each application. We also offer customers our *URdata*® software, which provides detailed tracking of equipment usage and rental status.

Throughout a challenging economy, United Rentals has continued to invest in equipment, personnel, software development, retail inventories, parts and maintenance, safety, employee training and the sharing of best


United Rentals

"It's a great feeling to **WORK ONE-ON-ONE** *with customers every day. I make sure that every customer who comes into the equipment yard knows I'm here to help."*

JOHN DAVIS
Customer Service Associate
United Rentals


United Rentals
John

Scissor lift


534D-9
United Ren
United Rentals

Telescopic forklift


PrestonPipelines
PrestonPipelines
General Engineering
Contractor

"Our company was built on three principles: **SERVICE, INTEGRITY AND QUALITY.** *We look for the same thing in our suppliers and found it in United Rentals."*

David Heslop
Vice President, Operations
Preston Pipelines, Inc.

200,000
new customers added

practices. We see these areas as competitive advantages that provide our customers with compelling reasons to choose United Rentals. At the same time, we are focused on returning value to shareholders through disciplined management of our assets.

STRUCTURED FOR RESULTS

Cradle-to-grave asset management is at the heart of our business. Has the equipment been purchased at a favorable price? Is there sufficient demand for it? Could it generate more revenue somewhere else? How much does it cost to service the equipment? To deliver it? Are there any special rate pressures on that model? Can it be sold at a favorable price at the end of its rental life? These are the dynamics that drive our business. We understand them very well.

We are just as diligent about ensuring the satisfaction of our customers through equipment selection and availability, delivery and pickup, onsite maintenance, contractor supplies, and operator training in the safe and productive use of equipment. All of these are important to the customer. Our employees are trained to communicate that United Rentals delivers significantly higher value — a modern, well-maintained fleet of enormous scope, 24/7 emergency service, and one-stop convenience.

Our employees are supported in these efforts by a single, powerful information system that integrates our entire network and tracks equipment in real time. A branch that needs to locate a light tower can check availability in a matter of seconds — not just within its own fleet, but also at other locations in the area. The system digs deeper than current availability, telling the inquirer when units are due back on open contracts, how many units are off-rent for repair and how many reservations are pending.

$250 MILLION
of rental revenues from equipment sharing

Shared equipment, made possible by shared information, effectively puts more fleet at the disposal of more customers. This is a good example of an efficiency that benefits our customers and company alike. By treating our equipment as one asset pool, we improve its availability for each rental request. Shared equipment produces



Traffic control equipment


United Rentals

"We can make one call to United Rentals and have equipment available within hours, no matter where we're working. That **SAVES US TIME AND MONEY."**

JIM DARNELL
Safety Engineer
MCM Construction, Inc.



United Rentals


United Rentals
Trench Safety

Steel trench shield

"In this business,
SAFETY HAS TO COME FIRST.
Our customers trust our equipment. We also spend time on site to make sure the project goes smoothly."

HEIDI VANHONSEBROUCK
Assistant Manager
United Rentals

"It's easy to feel proud of your job when you work on the **BEST RENTAL FLEET IN THE INDUSTRY.** *Nothing goes out the door until it passes our inspection."*

EMMANUEL REYES
Shop Foreman
United Rentals


United Rentals
United Rentals

higher utilization and a greater return on investment. Last year, equipment sharing generated 11.5 percent of rental revenues, or $250 million. From a broader perspective, the use of shared information optimizes asset utilization and deployment. In 2003, for example, we permanently shifted over $400 million of under-performing fleet to other locations where this equipment can generate better returns.

Our disciplined management approach includes the use of benchmarking and performance analysis to drive improvements throughout our organization. Field managers gain valuable guidance from key performance indicators and from positive disciplines such as monthly operating reviews.


United Rentals
United Rentals

Drum roller

The Human Face of Rental

Equipment rental is ultimately a service business, and therefore a people business. Each rental contract is a coordinated customer service effort involving salespeople, mechanics, dispatchers, drivers, customer service associates, office workers, credit personnel and managers. United Rentals is committed to differentiating our brand on the basis of quality people and exceptional service. We work to achieve this through effective recruitment, retention and professional development.

166,000
HOURS
of employee training

In 2003 we continued to add industry expertise to our organization, supplementing a workforce that has always had an exceptional depth of experience. Our district managers, for example, typically have more than seven years of experience in the rental industry.


United Rentals

"The word gets around that United Rentals is willing to go the extra mile. I make sure that **EVERY CUSTOMER IS SATISFIED,** *even if it means visiting a jobsite at midnight."*

RANDY PARKS
Sales Coordinator
United Rentals

Light tower



United Rentals

"We work within strict timeframes and budgets. United Rentals gives me exactly what I ask for every time, no surprises. That **MAKES MY JOB EASIER."**

JENNIFER ELLIS
Facilities Planning
California Department of Corrections


pace
SUPPLIES
RENTS

We also invested heavily in our existing employee base. Our employees received a total of 166,000 hours of professional training in 2003, in skills ranging from workplace safety to value-based negotiation and retail sales methods. Our Coaching Call trainers, for example, call each of our 1,200 sales coordinators at least six times a year to test their customer service and communication skills. This year we will launch an e-learning initiative that will be the foundation for our employee training program going forward.

Early in our company's development we recognized the importance of communicating individual knowledge as a way to drive total performance. Every person who works for United Rentals is encouraged to share best practices. District success stories are analyzed and transferred to other areas of the country. Training programs are refined based on input during implementation. By sharing best practices within the world's largest and most experienced equipment rental workforce, we become a better company every day.

13,000

dedicated employees

In six short years, United Rentals has grown to be the leader in a highly attractive and customer-driven industry. Our company is grounded in sound strategies, a resilient business model and a culture of continuous improvement. These strengths, together with a remarkable and energetic employee base, will continue to propel our growth.


United Rentals
CONTRACTOR SUPPLIES
DEWALT
MQ MULTIQUIP
KLEIN TOOLS
BOSCH
1-800-UR-RENTS
STANLEY
STIHL
WACKER
Master Lock
Journey

On-site contractor supply trailer

CONTENTS

SELECTED FINANCIAL DATA

We completed a number of acquisitions during the periods presented below. We accounted for these acquisitions as purchases. This means that the results of operations of the acquired company are included in our financial statements only from the date of acquisition. We believe that our results for the periods presented below are not directly comparable because of the impact of the acquisitions accounted for as purchases. For additional information, see note 3 of our notes to consolidated financial statements included elsewhere in this report.

	Year Ended December 31				
(In thousands, except per share data)	1999	2000	2001	2002	**2003**
INCOME STATEMENT DATA:					
Total revenues	$2,233,628	$2,918,861	$2,886,605	$2,820,989	**$2,867,236**
Total cost of revenues	1,408,710	1,830,291	1,847,135	1,934,712	**2,019,268**
Gross profit	824,918	1,088,570	1,039,470	886,277	**847,968**
Selling, general and administrative expenses	352,595	454,330	441,751	438,918	**451,347**
Goodwill impairment				247,913	**296,873**
Restructuring charge			28,922	28,262	
Non-rental depreciation and amortization	62,867	86,301	106,763	59,301	**69,300**
Operating income	409,456	547,939	462,034	111,883	**30,448**
Interest expense	139,828	228,779	221,563	195,961	**209,328**
Preferred dividends of a subsidiary trust	19,500	19,500	19,500	18,206	**14,590**
Other (income) expense, net	8,321	(1,836)	24,497	(900)	**133,051**
Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principle	241,807	301,496	196,474	(101,384)	**(326,521)**
Provision (benefit) for income taxes	99,141	125,121	85,218	8,102	**(67,940)**
Income (loss) before cumulative effect of change in accounting principle	142,666	176,375	111,256	(109,486)	**(258,581)**
Cumulative effect of change in accounting principle, net (1)				(288,339)	
Net income (loss) (2)	$ 142,666	$ 176,375	$ 111,256	$ (397,825)	**$ (258,581)**
Basic earnings (loss) available to common stockholders before cumulative effect of change in accounting principle per share (2)	$2.00	$2.48	$1.54	$(0.98)	**$(3.35)**
Diluted earnings (loss) available to common stockholders before cumulative effect of change in accounting principle per share (2)	$1.53	$1.89	$1.18	$(0.98)	**$(3.35)**
Basic earnings (loss) available to common stockholders per share (2)	$2.00	$2.48	$1.54	$(4.78)	**$(3.35)**
Diluted earnings (loss) available to common stockholders per share (2)	$1.53	$1.89	$1.18	$(4.78)	**$(3.35)**
OTHER FINANCIAL DATA:					
Depreciation and amortization	$ 343,508	$ 414,432	$ 427,726	$ 384,849	**$ 401,910**
Dividends on common stock	—	—	—	—	**—**

	December 31				
(In thousands)	1999	2000	2001	2002	**2003**
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 23,811	$ 34,384	$ 27,326	$ 19,231	**$ 79,449**
Rental equipment, net	1,659,733	1,732,835	1,747,182	1,845,675	**2,071,492**
Goodwill, net (3)	1,853,279	2,215,532	2,199,774	1,705,191	**1,437,809**
Total assets	4,497,738	5,123,933	5,061,516	4,690,557	**4,722,141**
Debt	2,266,148	2,675,367	2,459,522	2,512,798	**2,817,088**
Subordinated convertible debentures (4)					**221,550**
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust (4)	300,000	300,000	300,000	226,550	
Series A and B preferred stock (5)	430,800	430,800			
Stockholders' equity	966,686	1,115,143	1,625,510	1,331,505	**1,140,875**

(1) The cumulative effect of change in accounting principle in 2002 resulted from a goodwill impairment charge recognized upon the adoption of a new accounting standard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Goodwill and Other Intangible Assets" and note 4 to our notes to consolidated financial statements included elsewhere in this report.

(2) Our earnings during 1999 were impacted by $18.2 million ($10.8 million net of tax or $0.12 per diluted share) of expenses incurred related to a terminated tender offer. Our earnings during 2001 were impacted by a restructuring charge of $28.9 million ($19.2 million net of tax or $0.20 per diluted share) and a $25.9 million ($16.5 million net of tax or $0.18 per diluted share) charge, recorded in other expense, relating to refinancing costs. Our earnings during 2002 were impacted by a restructuring charge of $28.3 million ($17.3 million net of tax or $0.23 per share), a $247.9 million goodwill impairment charge ($198.8 million net of tax or $2.62 per share), a $1.6 million charge ($0.9 million net of tax or $0.01 per share) recorded in other expense relating to refinancing costs, and a cumulative effect of change in accounting principle (net of tax) of $288.3 million ($3.80 per share). Our earnings during 2003 were impacted by a $296.9 million goodwill impairment charge ($238.9 million net of tax or $3.10 per share), a $95.1 million charge ($57.7 million net of tax or $0.75 per share) recorded in other expense relating to the buy-out of equipment leases, a $28.9 million charge ($17.1 million net of tax or $0.22 per share) recorded in other expense relating to refinancing costs, an $11.1 million charge ($6.6 million net of tax or $0.09 per share) recorded in other expense relating to the write-off of certain notes receivable and an $11.8 million charge ($10.2 million net of tax or $0.13 per share) for the vesting of restricted shares granted to executives in 2001.

(3) Goodwill is defined as the excess of cost over the fair value of identifiable net assets of businesses acquired. Until January 1, 2002, we amortized our goodwill on a straight-line basis over forty years. Beginning January 1, 2002, in accordance with the adoption of a new accounting standard, we no longer amortize goodwill. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Goodwill and Other Intangible Assets" and note 4 to our notes to consolidated financial statements included elsewhere in this report.

(4) A subsidiary trust issued trust preferred securities in 1998 and we recorded such preferred securities as a separate category on our balance sheet. In 2003, the FASB issued FIN 46 and upon adoption of this standard as of December 31, 2003, we deconsolidated the trust. Upon deconsolidation, the trust preferred securities were removed from our consolidated balance sheets at December 31, 2003 and the subordinated convertible debentures that we issued to the subsidiary trust, which previously had been eliminated in our consolidated balance sheets, were no longer eliminated in our consolidated balance sheets at December 31, 2003. The carrying amount of the trust preferred securities removed from the consolidated balance sheets was the same as the carrying amount of the subordinated convertible debentures added to the consolidated balance sheets. However, the subordinated convertible debentures are reflected as a component of liabilities on the consolidated balance sheets at December 31, 2003, whereas the trust preferred securities were reflected as a separate category prior to December 31, 2003. See "—Impact of Recently Issued Accounting Standards" and note 11 to our notes to consolidated financial statements included elsewhere in this report.

(5) We issued series A and B perpetual convertible preferred stock in 1999 and included such preferred stock in stockholders' equity. In July 2001, the SEC issued guidance to all public

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following data together with the Consolidated Financial Statements and related Notes.

Certain statements contained in this report are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "seek," "on-track," "plan," "intend" or "anticipate," or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (i) unfavorable economic and industry conditions can reduce demand and prices for our products and services; (ii) governmental funding for highway and other construction projects may not reach expected levels; (iii) we may not have access to capital that we may require; and (iv) any companies that we acquire could have undiscovered liabilities and may be difficult to integrate. These risks and uncertainties, as well as others, are discussed in greater detail in our filings with the Securities and Exchange Commission ("SEC"), including our most recent report on Form 10-K. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

We file reports and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. Readers may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from commercial document retrieval services and at the SEC's website at *www.sec.gov.*

We make available on our internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports as soon as practicable after we electronically file such reports with the SEC. Our website address is *www.unitedrentals.com.* The information contained in our website is not incorporated by reference in this report.

GENERAL

United Rentals is the largest equipment rental company in North America. Our revenues are divided into three categories:

- *Equipment rentals*—This category includes our revenues from renting equipment. This category also includes related revenues such as the fees we charge for equipment delivery, fuel, repair of rental equipment and damage waivers.
- *Sales of rental equipment*—This category includes our revenues from the sale of used rental equipment.
- *Sales of equipment and merchandise and other revenues*—This category principally includes our revenues from the following sources: (i) the sale of new equipment; (ii) the sale of contractor supplies and merchandise; (iii) repair services and the sale of parts for equipment owned by customers; and (iv) the operations of our subsidiary that develops and markets software for use by equipment rental companies in managing and operating multiple branch locations.

Our cost of operations consists primarily of: (i) depreciation costs relating to the rental equipment that we own and lease payments for the rental equipment that we hold under operating leases; (ii) the cost of repairing and maintaining rental equipment; (iii) the cost of the items that we sell including new and used equipment and related parts, merchandise and supplies; and (iv) personnel costs, occupancy costs and supply costs.

We record rental equipment expenditures at cost and depreciate equipment using the straight-line method over the estimated useful life (which ranges from two to ten years), after giving effect to an estimated salvage value of 0% to 10% of cost.

Selling, general and administrative expenses primarily include: (i) sales force compensation; (ii) bad debt expense; (iii) advertising and marketing expenses; (iv) management salaries; and (v) clerical and administrative overhead.

Non-rental depreciation and amortization includes: (i) depreciation expense associated with equipment that is not offered for rent (such as vehicles, computers and office equipment) and amortization expense associated with leasehold improvements; (ii) the amortization of deferred financing costs; and (iii) the amortization of other intangible assets. Our other intangible assets consist of non-compete agreements. As described below, effective January 1, 2002, we no longer amortize goodwill.

We completed acquisitions in each of 2001, 2002 and 2003. See note 3 to our notes to consolidated financial statements included elsewhere in this report. In view of the

SELECTED FINANCIAL DATA

We completed a number of acquisitions during the periods presented below. We accounted for these acquisitions as purchases. This means that the results of operations of the acquired company are included in our financial statements only from the date of acquisition. We believe that our results for the periods presented below are not directly comparable because of the impact of the acquisitions accounted for as purchases. For additional information, see note 3 of our notes to consolidated financial statements included elsewhere in this report.

	Year Ended December 31				
(In thousands, except per share data)	1999	2000	2001	2002	**2003**
INCOME STATEMENT DATA:					
Total revenues	$2,233,628	$2,918,861	$2,886,605	$2,820,989	**$2,867,236**
Total cost of revenues	1,408,710	1,830,291	1,847,135	1,934,712	**2,019,268**
Gross profit	824,918	1,088,570	1,039,470	886,277	**847,968**
Selling, general and administrative expenses	352,595	454,330	441,751	438,918	**451,347**
Goodwill impairment				247,913	**296,873**
Restructuring charge			28,922	28,262	
Non-rental depreciation and amortization	62,867	86,301	106,763	59,301	**69,300**
Operating income	409,456	547,939	462,034	111,883	**30,448**
Interest expense	139,828	228,779	221,563	195,961	**209,328**
Preferred dividends of a subsidiary trust	19,500	19,500	19,500	18,206	**14,590**
Other (income) expense, net	8,321	(1,836)	24,497	(900)	**133,051**
Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principle	241,807	301,496	196,474	(101,384)	**(326,521)**
Provision (benefit) for income taxes	99,141	125,121	85,218	8,102	**(67,940)**
Income (loss) before cumulative effect of change in accounting principle	142,666	176,375	111,256	(109,486)	**(258,581)**
Cumulative effect of change in accounting principle, net (1)				(288,339)	
Net income (loss) (2)	$ 142,666	$ 176,375	$ 111,256	$ (397,825)	**$ (258,581)**
Basic earnings (loss) available to common stockholders before cumulative effect of change in accounting principle per share (2)	$2.00	$2.48	$1.54	$(0.98)	**$(3.35)**
Diluted earnings (loss) available to common stockholders before cumulative effect of change in accounting principle per share (2)	$1.53	$1.89	$1.18	$(0.98)	**$(3.35)**
Basic earnings (loss) available to common stockholders per share (2)	$2.00	$2.48	$1.54	$(4.78)	**$(3.35)**
Diluted earnings (loss) available to common stockholders per share (2)	$1.53	$1.89	$1.18	$(4.78)	**$(3.35)**
OTHER FINANCIAL DATA:					
Depreciation and amortization	$ 343,508	$ 414,432	$ 427,726	$ 384,849	**$ 401,910**
Dividends on common stock	—	—	—	—	—

	December 31				
(In thousands)	1999	2000	2001	2002	**2003**
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 23,811	$ 34,384	$ 27,326	$ 19,231	**$ 79,449**
Rental equipment, net	1,659,733	1,732,835	1,747,182	1,845,675	**2,071,492**
Goodwill, net (3)	1,853,279	2,215,532	2,199,774	1,705,191	**1,437,809**
Total assets	4,497,738	5,123,933	5,061,516	4,690,557	**4,722,141**
Debt	2,266,148	2,675,367	2,459,522	2,512,798	**2,817,088**
Subordinated convertible debentures (4)					**221,550**
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust (4)	300,000	300,000	300,000	226,550	
Series A and B preferred stock (5)	430,800	430,800			
Stockholders' equity	966,686	1,115,143	1,625,510	1,331,505	**1,140,875**

(1) The cumulative effect of change in accounting principle in 2002 resulted from a goodwill impairment charge recognized upon the adoption of a new accounting standard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Goodwill and Other Intangible Assets" and note 4 to our notes to consolidated financial statements included elsewhere in this report.

(2) Our earnings during 1999 were impacted by $18.2 million ($10.8 million net of tax or $0.12 per diluted share) of expenses incurred related to a terminated tender offer. Our earnings during 2001 were impacted by a restructuring charge of $28.9 million ($19.2 million net of tax or $0.20 per diluted share) and a $25.9 million ($16.5 million net of tax or $0.18 per diluted share) charge, recorded in other expense, relating to refinancing costs. Our earnings during 2002 were impacted by a restructuring charge of $28.3 million ($17.3 million net of tax or $0.23 per share), a $247.9 million goodwill impairment charge ($198.8 million net of tax or $2.62 per share), a $1.6 million charge ($0.9 million net of tax or $0.01 per share) recorded in other expense relating to refinancing costs, and a cumulative effect of change in accounting principle (net of tax) of $288.3 million ($3.80 per share). Our earnings during 2003 were impacted by a $296.9 million goodwill impairment charge ($238.9 million net of tax or $3.10 per share), a $95.1 million charge ($57.7 million net of tax or $0.75 per share) recorded in other expense relating to the buy-out of equipment leases, a $28.9 million charge ($17.1 million net of tax or $0.22 per share) recorded in other expense relating to refinancing costs, an $11.1 million charge ($6.6 million net of tax or $0.09 per share) recorded in other expense relating to the write-off of certain notes receivable and an $11.8 million charge ($10.2 million net of tax or $0.13 per share) for the vesting of restricted shares granted to executives in 2001.

(3) Goodwill is defined as the excess of cost over the fair value of identifiable net assets of businesses acquired. Until January 1, 2002, we amortized our goodwill on a straight-line basis over forty years. Beginning January 1, 2002, in accordance with the adoption of a new accounting standard, we no longer amortize goodwill. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Goodwill and Other Intangible Assets" and note 4 to our notes to consolidated financial statements included elsewhere in this report.

(4) A subsidiary trust issued trust preferred securities in 1998 and we recorded such preferred securities as a separate category on our balance sheet. In 2003, the FASB issued FIN 46 and upon adoption of this standard as of December 31, 2003, we deconsolidated the trust. Upon deconsolidation, the trust preferred securities were removed from our consolidated balance sheets at December 31, 2003 and the subordinated convertible debentures that we issued to the subsidiary trust, which previously had been eliminated in our consolidated balance sheets, were no longer eliminated in our consolidated balance sheets at December 31, 2003. The carrying amount of the trust preferred securities removed from the consolidated balance sheets was the same as the carrying amount of the subordinated convertible debentures added to the consolidated balance sheets. However, the subordinated convertible debentures are reflected as a component of liabilities on the consolidated balance sheets at December 31, 2003, whereas the trust preferred securities were reflected as a separate category prior to December 31, 2003. See "—Impact of Recently Issued Accounting Standards" and note 11 to our notes to consolidated financial statements included elsewhere in this report.

(5) We issued series A and B perpetual convertible preferred stock in 1999 and included such preferred stock in stockholders' equity. In July 2001, the SEC issued guidance to all public companies as to when redeemable preferred stock may be classified as stockholders' equity. Under this guidance, the series A and B preferred would not be included in stockholders' equity because this stock would be subject to mandatory redemption on a hostile change of control. On September 28, 2001, we entered into an agreement effecting the exchange of new series C and D perpetual convertible preferred stock for the series A and B preferred. The series C and D preferred is not subject to mandatory redemption on a hostile change of control, and is included in stockholders' equity under the recent SEC guidance. The effect of the foregoing is that our perpetual convertible preferred stock is included in stockholders' equity as of September 28, 2001 and thereafter, but is outside of stockholders' equity for earlier dates.

You should read the following data together with the Consolidated Financial Statements and related Notes.

Certain statements contained in this report are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "seek," "on-track," "plan," "intend" or "anticipate," or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (i) unfavorable economic and industry conditions can reduce demand and prices for our products and services; (ii) governmental funding for highway and other construction projects may not reach expected levels; (iii) we may not have access to capital that we may require; and (iv) any companies that we acquire could have undiscovered liabilities and may be difficult to integrate. These risks and uncertainties, as well as others, are discussed in greater detail in our filings with the Securities and Exchange Commission ("SEC"), including our most recent report on Form 10-K. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

We file reports and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. Readers may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from commercial document retrieval services and at the SEC's website at *www.sec.gov.*

We make available on our internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports as soon as practicable after we electronically file such reports with the SEC. Our website address is *www.unitedrentals.com.* The information contained in our website is not incorporated by reference in this report.

GENERAL

United Rentals is the largest equipment rental company in North America. Our revenues are divided into three categories:

- *Equipment rentals*—This category includes our revenues from renting equipment. This category also includes related revenues such as the fees we charge for equipment delivery, fuel, repair of rental equipment and damage waivers.
- *Sales of rental equipment*—This category includes our revenues from the sale of used rental equipment.
- *Sales of equipment and merchandise and other revenues*—This category principally includes our revenues from the following sources: (i) the sale of new equipment; (ii) the sale of contractor supplies and merchandise; (iii) repair services and the sale of parts for equipment owned by customers; and (iv) the operations of our subsidiary that develops and markets software for use by equipment rental companies in managing and operating multiple branch locations.

Our cost of operations consists primarily of: (i) depreciation costs relating to the rental equipment that we own and lease payments for the rental equipment that we hold under operating leases; (ii) the cost of repairing and maintaining rental equipment; (iii) the cost of the items that we sell including new and used equipment and related parts, merchandise and supplies; and (iv) personnel costs, occupancy costs and supply costs.

We record rental equipment expenditures at cost and depreciate equipment using the straight-line method over the estimated useful life (which ranges from two to ten years), after giving effect to an estimated salvage value of 0% to 10% of cost.

Selling, general and administrative expenses primarily include: (i) sales force compensation; (ii) bad debt expense; (iii) advertising and marketing expenses; (iv) management salaries; and (v) clerical and administrative overhead.

Non-rental depreciation and amortization includes: (i) depreciation expense associated with equipment that is not offered for rent (such as vehicles, computers and office equipment) and amortization expense associated with leasehold improvements; (ii) the amortization of deferred financing costs; and (iii) the amortization of other intangible assets. Our other intangible assets consist of non-compete agreements. As described below, effective January 1, 2002, we no longer amortize goodwill.

We completed acquisitions in each of 2001, 2002 and 2003. See note 3 to our notes to consolidated financial statements included elsewhere in this report. In view of the fact that our operating results for these years were affected by acquisitions, we believe that our results for these periods are not directly comparable.

GOODWILL AND OTHER INTANGIBLE ASSETS

Prior to January 1, 2002, we amortized our goodwill over a 40-year period in accordance with accounting standards then in effect. Our goodwill amortization in 2001 amounted to approximately $58.4 million.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" issued by the Financial Accountants Standards Board ("FASB"). Under this standard, we no longer amortize our goodwill over a fixed period. Instead, we are required to periodically review our goodwill for impairment. In general, this means that we must determine whether the fair value of the goodwill, calculated in accordance with applicable accounting standards, is at least equal to the recorded value shown on our balance sheet. If the fair value of the goodwill is less than the recorded value, we are required to write off the excess goodwill as an operating expense.

This new standard only impacts our goodwill. We continue to amortize our other intangible assets over their estimated useful lives. As of December 31, 2003, we had other net intangible assets of approximately $3.2 million.

We completed our initial impairment analysis in the first quarter of 2002 and recorded a non-cash charge of approximately $348.9 million ($288.3 million, net of tax). The charge associated with the initial impairment analysis is reflected on our statement of operations as a "Cumulative effect of change in accounting principle." We completed subsequent impairment analyses in the fourth quarter of 2002 and fourth quarter of 2003 and recorded additional non-cash impairment charges. The additional charge in the fourth quarter of 2002 was approximately $247.9 million ($198.8 million, net of tax), and the additional charge in the fourth quarter of 2003 was approximately $296.9 million ($238.9 million, net of tax). These charges are reflected on our statement of operations as "goodwill impairment."

The number of branches at which there was some impairment in 2003 represented approximately 25% of our total branches. However, a substantial part of the total impairment charge in 2003 (approximately 85%) reflected impairment at approximately 11% of our total branches.

We will be required to review our goodwill for further impairment at least annually. We test for goodwill impairment on a branch-by-branch basis rather than on an aggregate basis. This means that a goodwill write-off is required even if only one or a limited number of our branches has impairment as of the annual testing date or at any other date when an indicator of impairment may exist and even if there is no impairment for all our branches on an aggregate basis. In addition, we assess impairment solely on the basis of recent historical performance and without reference to expected future performance. This means that, if the historical data for a branch indicates impairment, a goodwill write-off is required even when we believe that branch's future performance will be significantly better. The fact that we test for impairment on a branch-by-branch basis and use only historical financial data in assessing impairment increases the likelihood that we will be required to take additional non-cash goodwill write-offs in the future, although we cannot quantify at this time the magnitude of any future write-offs. Future goodwill write-offs, if required, may have a material adverse effect on our results.

CRITICAL ACCOUNTING POLICIES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. A summary of our significant accounting policies is contained in note 2 to our notes to consolidated financial statements included elsewhere in this report. In applying many accounting principles, we need to make assumptions, estimates and/or judgments. These assumptions, estimates and judgments are often subjective and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. We have identified below those of our accounting policies that we believe could potentially produce materially different results were we to change underlying assumptions, estimates and judgments.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect. We make such estimate based upon a combination of an analysis of our accounts receivable on a specific accounts basis and historical write-off experience. Our estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance.

USEFUL LIVES OF RENTAL EQUIPMENT AND PROPERTY AND EQUIPMENT

We depreciate rental equipment and property and equipment over their estimated useful lives, after giving effect to an estimated salvage value of 0% to 10% of cost. The useful life of an asset is determined based on our estimate of the period the asset will generate revenues, and the salvage value is determined based on our estimate of the minimum value we will realize from the asset after such period. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

IMPAIRMENT OF GOODWILL

As described above, we must periodically determine whether the fair value of our goodwill is at least equal to the recorded value shown on our balance sheet. See "—Goodwill and Other Intangible Assets." We must make estimates and assumptions in evaluating the fair value of goodwill. We may be required to change these estimates and assumptions based on changes in economic conditions, changes in our business prospects or other changing circumstances. If these estimates change in the future, we may be required to record additional impairment charges for goodwill.

IMPAIRMENT OF LONG-LIVED ASSETS

We review the valuation of our long-lived assets on an ongoing basis and assess the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, then the carrying value is reduced to its estimated fair value. The determination of recoverability is based upon a nondiscounted cash flow analysis over the asset's remaining useful life. We must make estimates and assumptions when applying the nondiscounted cash flow analysis. These estimates and assumptions may prove to be inaccurate due to factors such as changes in economic conditions, changes in our business prospects or other changing circumstances. If these estimates change in the future, we may be required to recognize write-downs on our long-lived assets.

DEFERRED INCOME TAXES

We have not provided a valuation allowance related to our deferred tax assets because we believe such assets will be recovered during the carryforward period. If sufficient evidence becomes apparent that it is more likely than not that our deferred tax assets will not be utilized, we may be required to record a valuation allowance for such assets resulting in additional income tax expense.

RESERVES FOR CLAIMS

We are exposed to various claims relating to our business. These may include claims relating to: (i) personal injury or death caused by equipment rented or sold by us; (ii) motor vehicle accidents involving our delivery and service personnel; and (iii) employment related claims. We establish reserves for reported claims that are asserted against us and for claims that we believe have been incurred but not reported. These reserves reflect our estimate of the amounts that we will be required to pay in connection with these claims net of expected insurance recoveries. Our estimate of reserves is based upon our judgment as to the probability of losses and our historical payment experience related to claims settlements. These estimates may change based on, among other things, changes in our claims history or receipt of additional information relevant to assessing the claims. Furthermore, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, we may be required to increase or decrease our reserves.

RESTRUCTURING

During 2001 and 2002, we recorded reserves in connection with the restructuring plans described below. These reserves include estimates pertaining to workforce reduction costs and costs of vacating facilities and related settlements of contractual obligations. Although we do not anticipate significant changes, the actual costs may differ from these estimates and we may be required to record additional expense not previously recorded.

RESTRUCTURING PLANS IN 2001 AND 2002

We adopted a restructuring plan in April 2001 and a second restructuring plan in October 2002 as described below. These plans were adopted in response to adverse changes in economic conditions and in branch performance in certain of our markets. In connection with these plans, we recorded a restructuring charge of $28.9 million in 2001 (including a non-cash component of approximately $10.9 million) and $28.3 million in the fourth quarter of 2002 (including a non-cash component of approximately $2.5 million).

The 2001 plan involved the following principal elements: (i) 31 underperforming branches and five administrative offices were closed or consolidated with other locations; (ii) the reduction of our workforce by 489 through the termination of branch and administrative personnel; and (iii) certain information technology hardware and software was no longer used.

The 2002 plan involved the following principal elements: (i) 40 underperforming branches and five administrative offices were closed or consolidated with other locations; (ii) the reduction of our workforce by 412 through the termination of branch and administrative personnel; and (iii) a certain information technology project was abandoned.

The aggregate annual revenues from the 40 branches that were eliminated as part of the 2002 restructuring amounted to approximately $80 million. The portion of these revenues that we were able to retain was significantly less than we had originally anticipated primarily because continued weakness in our end markets limited the amount of equipment from the closed branches that we were able to redeploy to other branches.

The table below provides certain information concerning our restructuring charges. For additional information, see note 5 to our notes to consolidated financial statements included elsewhere herein. Components of our restructuring charges follows:

(In thousands)	Balance December 31, 2002[1]	Activity in 2003[2]	**Balance December 31, 2003[3]**
Costs to vacate facilities[4]	$22,258	$7,298	**$14,960**
Workforce reduction costs[5]	3,462	1,706	**1,756**
Information technology costs[6]	1,395	782	**613**
Total	$27,115	$9,786	**$17,329**

(1) Represents the aggregate balance of the 2001 and 2002 charges that had not been utilized as of December 31, 2002.
(2) Represents: (i) the non-cash component of the 2002 charge that relates to the elements of the 2002 restructuring plan that were implemented in 2003; and (ii) the cash components of the 2001 and 2002 charges that were paid in 2003.
(3) Represents the aggregate balance of the 2001 and 2002 charges that had not been utilized as of December 31, 2003.
(4) These costs primarily represent: (i) payment of obligations under leases offset by estimated sublease opportunities; and (ii) the write-off of capital improvements made to such facilities.
(5) These costs primarily represent severance.
(6) These costs primarily represent the abandonment of certain information technology projects and the payment of obligations under equipment leases relating to such projects.

As indicated in the table above, the aggregate balance of the 2001 and 2002 charges was $17.3 million as of December 31, 2003. We estimate that approximately $6.8 million of the remaining 2001 and 2002 charges will be paid by December 31, 2004 and approximately $10.5 million in future periods. These payments will not affect our future earnings because the charges associated with these payments have already been recorded in our 2002 or 2001 results. We expect to make these payments with cash from our operations.

CHARGES RELATED TO DEBT REFINANCINGS, LEASE BUY-OUTS AND NOTES WRITE-OFF

Transactions in 2001. We refinanced an aggregate of $1,695.7 million of indebtedness and other obligations in April 2001. In connection with this transaction, we recorded the following charges: (i) a pre-tax charge of $18.1 million ($11.3 million, net of tax) that relates to the refinancing of indebtedness and primarily reflects the write-off of deferred financing fees attributable to the debt that was refinanced; and (ii) a pre-tax charge of $7.8 million ($5.2 million, net of tax) that relates to the refinancing of a synthetic lease. When the foregoing charges were originally recorded, we recorded the $18.1 million charge as an extraordinary item and the other charge as other (income) expense, net. However, upon adoption of SFAS No. 145 on January 1, 2003, we reclassified the $18.1 charge to other (income) expense, net. See "—Impact of Recently Issued Accounting Standards."

Transactions in 2002. We refinanced approximately $199.4 million of indebtedness in December 2002. In connection with this transaction, we recorded a $1.6 million charge ($0.9 million, net of tax) for the write-off of deferred financing fees attributable to the debt that was refinanced. This charge is recorded in other (income) expense, net.

Transactions in 2003. During the fourth quarter of 2003, we sold new notes and used the proceeds to redeem $405.0 million face amount of previously issued senior subordinated notes and buy out existing equipment leases. See "—Liquidity and Capital Resources—Recent Financing Transactions." We recorded a pre-tax charge of $28.9 million ($17.1 million, net of tax) in connection with such redemption of notes and a pre-tax charge of $95.1 million ($57.7 million, net of tax) in connection with such buy-out of equipment leases. The charge related to the redemption of notes primarily reflects the redemption price premium and the write-off of previously capitalized financing costs relating to such notes. The charge relating to the buy-out of equipment leases primarily reflects the excess of the buy-out price over the fair value of the equipment purchased, early termination fees and the write-off of previously capitalized financing costs related to such leases. All such charges are recorded in other (income) expense, net.

During the fourth quarter of 2003, we wrote off notes receivable that were deemed to be impaired. We received these notes as consideration for non-core assets that we disposed of in prior years. In connection with these write-offs, we recorded a pre-tax charge of $11.1 million ($6.6 million, net of tax) in other (income) expense, net.

EXPECTED CHARGES IN FIRST QUARTER OF 2004

During the first quarter of 2004, we refinanced approximately $2.1 billion of our debt. See "—Liquidity and Capital Resources—Recent Financing Transactions." In connection with the foregoing, we estimate that we will incur aggregate pre-tax charges in 2004 of approximately $175 million to approximately $185 million attributable to: (i) the redemption premium for notes redeemed as part of the refinancing; and (ii) the write-off of previously capitalized costs relating to the debt refinanced. These charges will be recorded in other (income) expense, net.

We incurred a pre-tax non-cash charge of approximately $7.0 million in the first quarter of 2004 due to the vesting of restricted shares granted to senior executives in 2001. This charge represents the unamortized portion of the deferred compensation charge associated with the award of such shares.

RESULTS OF OPERATIONS

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RESULTS AND ADJUSTED RESULTS

We had a net loss in 2003 of $258.6 million compared with a net loss of $397.8 million for 2002. The loss in 2003 reflects $330.5 million of charges, net of tax, relating to goodwill impairment, buy-out of equipment leases, debt refinancing, notes receivable write-off and vesting of restricted shares granted to executives in 2001. The loss in 2002 reflects $505.4 million of charges, net of tax, relating to goodwill impairment, restructuring costs, debt refinancing and a change in accounting principle relating to goodwill.

Excluding the charges described above for each period, we would have had adjusted net income in 2003 of $71.8 million compared with adjusted net income of $107.6 million in 2002. We provide this adjusted data because we believe that this data may be useful to investors in analyzing the period-to-period changes in our results that are due to changes in business conditions and that are not due to the writeoff of goodwill or other assets. The table below reconciles the adjusted results with our results in accordance with GAAP.

	Year Ended December 31	
(In millions)	**2003**	2002
Net loss as reported	**$(258.6)**	$(397.8)
Goodwill impairment	**296.9**	247.9
Buy out of equipment leases	**95.1**	—
Refinancing costs	**28.9**	1.6
Write off of notes receivable	**11.1**	—
Vesting of restricted shares granted to executives in 2001	**11.8**	—
Restructuring charge	—	28.3
Tax effect of above items	**(113.4)**	(60.7)
Cumulative effect of accounting change, net of tax	—	288.3
Income, as adjusted	**$ 71.8**	$ 107.6

OVERVIEW OF 2003 AS ADJUSTED RESULTS

Our rental rates increased 2.1% in 2003, and same-store rental revenues increased 3.7%. The rate increases primarily occurred in the second half of the year as rental rates in the third quarter and fourth quarter of 2003 increased 3.4% and 5.6%, respectively, on a year-over-year basis. The increase in same-store rental revenues was partially offset by revenues lost due to branch closings and a reduction in the size of our rental fleet. The net effect was that our total revenues for the year increased by 1.6% to $2.87 billion.

Our ability to increase revenues was constrained by continued weakness in our principal end market. According to Department of Commerce data, private non-residential construction activity declined 5.2% in 2003 following a decline of 13.2% in 2002. In addition, government spending on road and highway construction remained sluggish.

The 1.6% increase in our revenues in 2003 was more than offset by a 4.4% increase in our cost of revenues. This increase was attributable to higher costs in several categories, including insurance and claims, fleet repair and maintenance, fuel and delivery, and depreciation of rental equipment. The increase in cost of revenues, and in particular the cost of rental revenues, resulted in gross profits decreasing to $848.0 million, or 29.6% of revenues in 2003, from $886.3 million, or 31.4% of revenues in 2002.

We also had increases in non-rental depreciation and amortization and interest expense of $10.0 million and $9.8 million, respectively. The increase in non-rental depreciation and amortization was primarily attributable to upgrades to our delivery fleet and facilities. The increase in interest expense was primarily due to the additional interest expense attributable to the senior notes we issued in December 2002 and April 2003. As described below, in the first quarter of 2004 we refinanced these senior notes with lower interest rate notes.

The cost increases described above, net of taxes, were the primary reason that income, as adjusted, in 2003 decreased to $71.8 million from income, as adjusted, of $107.6 million in 2002.

YEARS ENDED DECEMBER 31, 2003 AND 2002

REVENUES

We had total revenues of $2,867.2 million in 2003, representing an increase of 1.6% from total revenues of $2,821.0 million in 2002. The different components of our revenues are discussed below:

1. *Equipment Rentals.* Our revenues from equipment rentals were $2,177.5 million in 2003, representing an increase of 1.1% from $2,154.7 million in 2002. These revenues accounted for 75.9% of our total revenues in 2003 compared with 76.4% of our total revenues in 2002. Our equipment dollar utilization rate in 2003 was 57.1% compared to 57.0% in 2002. The 1.1% increase in rental revenues principally reflected the following:

- Our rental revenues from locations open more than one year, or same-store rental revenues, increased by approximately 3.7%. This increase reflected the 2.1% increase in rental rates discussed above and a 1.6% increase in the net volume of rental activity. The volume increase was primarily driven by the transfer to these locations of equipment that had previously been deployed at branches that were closed or consolidated. Although our same-store rental volume increased on an overall basis, the volume of traffic equipment rentals decreased primarily due to continued weakness in state spending for infrastructure projects.
- We lost revenues due to the closing or sale of branches and added revenues through acquisitions and start-ups. The net effect of these two factors was a loss of revenues that partially offset the increase in same-store rental revenues.

2. *Sales of Rental Equipment.* Our revenues from the sale of rental equipment were $181.3 million in 2003, representing an increase of 2.9% from $176.2 million in 2002. These revenues accounted for 6.3% of our total revenues in 2003 compared with 6.2% of our total revenues in 2002. The increase in these revenues in 2003 reflected an increase in the volume of equipment sold as used equipment prices remained relatively flat.

3. *Sales of Equipment and Merchandise and Other Revenues.* Our revenues from "sale of equipment and merchandise and other revenues" were $508.5 million in 2003, representing an increase of 3.7% from $490.1 million in 2002. These revenues accounted for 17.7% of our total revenues in 2003 compared with 17.4% of our total revenues in 2002. The increase in these revenues in 2003 principally reflected an increase in the volume of merchandise and contractor supplies sold partially offset by a decrease in sales of new equipment.

GROSS PROFIT

Gross profit decreased to $848.0 million in 2003 from $886.3 million in 2002. This decrease primarily reflected the decrease in gross profit margin described below from equipment rentals. Information concerning our gross profit margin by source of revenue is set forth below:

1. *Equipment Rentals.* Our gross profit margin from equipment rental revenues was 30.0% in 2003 and 32.1% in 2002. The decrease in 2003 principally reflected cost increases and the decrease in traffic equipment rentals described above. The cost increases were attributable to several factors including: (i) higher costs for insurance and claims, fleet repair and maintenance, and fuel and delivery; and (ii) an increase in depreciation expense.

2. *Sales of Rental Equipment.* Our gross profit margin from sales of rental equipment was 32.7% in 2003 and 33.7% in 2002. The decrease in 2003 primarily reflected a change in the mix of types of equipments sold.

3. *Sales of Equipment and Merchandise and Other Revenues.* Our gross profit margin from "sales of equipment and merchandise and other revenues" was 26.8% in 2003 and 27.6% in 2002. The decrease in gross profit margin in 2003 primarily reflected a change in the mix of types of new equipment sold and, to a lesser extent, the mix of types of merchandise and contractor supplies sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") were $451.3 million, or 15.7% of total revenues, in 2003 and $438.9 million, or 15.6% of total revenues, in 2002. The increase in 2003 was primarily attributable to the accelerated vesting of restricted shares granted in 2001.

GOODWILL IMPAIRMENT

We recorded a goodwill impairment charge of $296.9 million in 2003 and $247.9 million in 2002. See "—Goodwill and Other Intangible Assets" for additional information.

RESTRUCTURING CHARGE

We recorded a restructuring charge of $28.3 million in 2002. See "—Restructuring Plans in 2001 and 2002" for additional information.

NON-RENTAL DEPRECIATION AND AMORTIZATION

Non-rental depreciation and amortization was $69.3 million, or 2.4% of total revenues, in 2003 and $59.3 million, or 2.1% of total revenues, in 2002. The increase in 2003 was primarily attributable to an upgrade in transportation equipment and an increase in leasehold improvements in connection with branch upgrades.

OPERATING INCOME

We recorded operating income of $30.4 million in 2003 compared with operating income of $111.9 million in 2002. The principal reasons for the decrease in 2003 were the decline in gross profit, the higher goodwill impairment charge and the higher non-rental depreciation and amortization described above.

INTEREST EXPENSE

Interest expense increased to $209.3 million in 2003 from $196.0 million in 2002. This increase primarily reflected higher interest costs related to the senior notes we issued in December 2002 and April 2003, partially offset by lower interest rates on our variable rate debt. As described below, in the first quarter of 2004 we refinanced these senior notes with lower interest rate notes.

PREFERRED DIVIDENDS OF A SUBSIDIARY TRUST

Preferred dividends of a subsidiary trust were $14.6 million during 2003 as compared to $18.2 million during 2002. The decrease in 2003 reflects our repurchase of a portion of our outstanding trust preferred securities, primarily in the fourth quarter of 2002.

OTHER (INCOME) EXPENSE

Other expense was $133.1 million in 2003 compared with other income of $0.9 million in 2002. The other expense in 2003 primarily reflects the charges described under "—Charges Related to Debt Refinancings, Lease Buy-Outs and Notes Write-Off." Excluding these charges, other income would have been $2.1 million in 2003 primarily reflecting gains related to the sale of non-rental assets. The other income in 2002 was primarily attributable to the favorable settlement of a lawsuit for net proceeds of $4.0 million, partially offset by other expenses including the write-off of $1.6 million of deferred financing fees described under "—Charges Related to Debt Refinancings, Lease Buy-Outs and Notes Write-Off."

INCOME TAXES

Income taxes were a benefit of $67.9 million in 2003 compared with a provision of $8.1 million in 2002. The effective tax rates during the two periods are not comparable because: (i) a portion of the goodwill impairment charge in each such period was not deductible for income tax purposes; (ii) certain expenses in 2003 associated with the amortization of deferred compensation expense attributable to restricted stock awards were not deductible for income tax purposes; and (iii) the 2003 rate was impacted by the charges relating to the buy-out of equipment leases, debt refinancing, and notes receivables write-off and the 2002 rate was impacted by restructuring costs and charges associated with debt refinancing. Excluding the foregoing expenses and charges, our effective tax rate would have been approximately 39% in 2003 and 2002.

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

We had a loss before cumulative effect of change in accounting principle of $258.6 million in 2003 compared with a loss before cumulative effect of change in accounting principle of $109.5 million in 2002. The higher loss in 2003 principally reflects the decrease in operating income and the charges reflected in other expense described above.

YEARS ENDED DECEMBER 31, 2002 AND 2001

REVENUES

We had total revenues of $2,821.0 million in 2002, representing a decrease of 2.2% from total revenues of $2,886.6 million in 2001. The different components of our revenues are discussed below:

1. *Equipment Rentals.* Our revenues from equipment rentals were $2,154.7 million in 2002, representing a decrease of 2.6% from $2,212.9 million in 2001. These revenues accounted for 76.4% of our total revenues in 2002 compared with 76.7% of our total revenues in 2001. The decrease in rental revenues principally reflected the following:

- Our rental revenues from locations open more than one year, or same-store rental revenues, decreased by approximately 2.7%. This decrease reflected a 4.8% decrease in rental rates, which was partially offset by a 2.1% increase in the net volume of rental activity. The decrease in rental rates principally reflected continued weakness in non-residential construction spending.
- The decrease in same-store rental revenues was partially offset by additional revenues attributable to new locations that we acquired or opened. These additional revenues, net of revenues lost due to locations sold or closed, caused our overall decline in rental revenues to be 0.1 percentage point less than it would otherwise have been.

2. *Sales of Rental Equipment.* Our revenues from the sale of rental equipment were $176.2 million in 2002, representing an increase of 19.8% from $147.1 million in 2001. These revenues accounted for 6.2% of our total revenues in 2002 compared with 5.1% of our total revenues in 2001. The increase in these revenues in 2002 reflected an increase in volume partially offset by weaker pricing.

3. *Sales of Equipment and Merchandise and Other Revenues.* Our revenues from "sale of equipment and merchandise and other revenues" were $490.1 million in 2002, representing a decrease of 6.9% from $526.6 million in 2001. These revenues accounted for 17.4% of our total revenues in 2002 compared with 18.2% of our total revenues in 2001. The decrease in these revenues in 2002 principally reflected a decrease in the volume of new equipment sales.

GROSS PROFIT

Gross profit decreased to $886.3 million in 2002 from $1,039.5 million in 2001. This decrease reflected the decrease in total revenues discussed above, as well as the decrease in gross profit margin described below from equipment rentals and the sale of rental equipment. Information concerning our gross profit margin by source of revenue is set forth below:

1. *Equipment Rentals.* Our gross profit margin from equipment rental revenues was 32.1% in 2002 and 37.9% in 2001. The decrease in 2002 principally reflected the decrease in rental rates described above and, to a lesser extent, higher costs related to employee benefits, fleet maintenance and delivery, and facilities.

2. *Sales of Rental Equipment.* Our gross profit margin from sales of rental equipment was 33.7% in 2002 and 39.7% in 2001. The decrease in 2002 primarily reflected continued price weakness in the used equipment market.

3. *Sales of Equipment and Merchandise and Other Revenues.* Our gross profit margin from "sales of equipment and merchandise and other revenues" was 27.6% in 2002 and 27.1% in 2001. The increase in the gross profit margin in 2002 primarily reflected better margins for our service revenue.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A was $438.9 million, or 15.6% of total revenues, in 2002 and $441.8 million, or 15.3% of total revenues, in 2001. Our bad debt expense, which is a component of SG&A, was approximately $9.5 million higher in 2002 than in 2001, primarily reflecting an increase in our allowance for doubtful accounts. Without this increase in bad debt expense, our SG&A as a percentage of revenues would have decreased to 15.2% of total revenues in 2002 from 15.6% in 2001. This decrease in SG&A, excluding the change in bad debt expense, primarily reflected our ongoing efforts at cutting costs, including reducing the number of administrative personnel, reducing discretionary expenditures and consolidating certain credit and collection facilities.

GOODWILL IMPAIRMENT

We recorded a goodwill impairment charge of $247.9 million in the fourth quarter of 2002. See "—Goodwill and Other Intangible Assets" for additional information.

RESTRUCTURING CHARGE

We recorded a restructuring charge of $28.3 million in 2002 and $28.9 million in 2001. See "—Restructuring Plans in 2001 and 2002" for additional information.

NON-RENTAL DEPRECIATION AND AMORTIZATION

Non-rental depreciation and amortization was $59.3 million, or 2.1% of total revenues, in 2002 and $106.8 million, or 3.7% of total revenues, in 2001. This decrease was primarily attributable to a new accounting standard (see "—Goodwill and Other Intangible Assets") which eliminated the amortization of goodwill effective January 1, 2002. If goodwill amortization had been eliminated in 2001, then non-rental depreciation and amortization would have been $48.5 million, or 1.7% of total revenues, in 2001. The increase in non-rental depreciation and amortization in 2002 as compared to the amount in 2001, after eliminating goodwill amortization, primarily reflected an increase in our non-rental assets such as facilities and transportation equipment.

OPERATING INCOME

We recorded operating income of $111.9 million in 2002 compared with operating income of $462.0 million in 2001. The principal reason for the decrease in 2002 was the $247.9 million non-cash goodwill impairment charge that we recorded in 2002. However, after excluding that charge our operating income was still lower by approximately $102.2 million from the 2001 level. The principal reason for this decrease was the declines in revenues and gross profit described above. The adverse effects of these factors were partially offset by the decrease in non-rental depreciation and amortization described above.

INTEREST EXPENSE

Interest expense decreased to $196.0 million in 2002 from $221.6 million in 2001. This decrease primarily reflected lower interest rates on our variable rate debt.

PREFERRED DIVIDENDS OF A SUBSIDIARY TRUST

Preferred dividends of a subsidiary trust were $18.2 million during 2002 as compared to $19.5 million during 2001. The decrease in 2002 reflects our repurchase of a portion of our outstanding trust preferred securities.

OTHER (INCOME) EXPENSE

Other income was $0.9 million in 2002 compared with other expense of $24.5 million in 2001. The other income in 2002 was primarily attributable to the favorable settlement of a lawsuit for net proceeds of $4.0 million, partially offset by other charges including the write-off of $1.6 million of deferred financing fees as described above. The other expense in 2001 was primarily attributable to $25.9 million of charges relating to debt and other indebtedness refinancings. See "—Charges Related to Debt Refinancings, Lease Buy-Outs and Notes Write-Off."

INCOME TAXES

Income taxes were $8.1 million in 2002 compared with $85.2 million in 2001. Although we had a loss in 2002, we recorded income tax expense because a portion of our $247.9 million goodwill impairment charge was not deductible for federal income tax purposes. If you exclude the goodwill impairment charge in calculating our income, then our effective tax rate in 2002 would have been 39.0% compared with 43.4% in 2001. The decrease in such effective rate in 2002 reflects the elimination of goodwill amortization in 2002 and the non-deductibility for income tax purposes of certain costs included in the 2001 restructuring charge.

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

We had a loss before cumulative effect of change in accounting principle of $109.5 million in 2002 compared with income before cumulative effect of change in accounting principle of $111.3 million in 2001. The loss in 2002 principally reflects the decrease in operating income described above.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

As described under "—Goodwill and Other Intangible Assets," we recorded an amount of $288.3 million, net of tax, for impairment of goodwill as part of our transitional impairment test upon the adoption of SFAS No. 142.

LIQUIDITY AND CAPITAL RESOURCES

RECENT FINANCING TRANSACTIONS

TRANSACTIONS COMPLETED IN THE FOURTH QUARTER OF 2003

1⅞% Convertible Senior Subordinated Notes. In October and December 2003, we sold $143.8 million aggregate principal amount of 1⅞% Convertible Senior Subordinated Notes due October 15, 2023. We used substantially all of the net proceeds from the sale of these notes to buy out existing equipment leases. These notes were issued by United Rentals (North America), Inc. ("URI"), a wholly owned subsidiary of United Rentals, Inc. ("Holdings"), and guaranteed by Holdings.

7¾% Senior Subordinated Notes. In November 2003, we sold $525 million aggregate principal amount of 7¾% Senior Subordinated Notes due 2013. We used the net proceeds from the sale of these notes to: (i) redeem or repurchase $205 million face amount of our outstanding 8.8% Senior Subordinated Notes due 2008; (ii) redeem or repurchase $200 million face amount of our outstanding 9½% Senior Subordinated Notes due 2008; and (iii) buy out existing equipment leases. These notes were issued by URI and guaranteed by Holdings and, subject to limited exceptions, our domestic subsidiaries.

TRANSACTIONS COMPLETED IN 2004

In the first quarter of 2004, we refinanced approximately $2.1 billion of our debt. The purpose of this refinancing was to reduce our interest expense and extend the maturities on a substantial amount of our debt. As part of this refinancing, we:

- obtained a new senior secured credit facility to replace the senior secured credit facility we previously had in place;
- sold $1 billion of 6½% Senior Notes due 2012;
- sold $375 million of 7% Senior Subordinated Notes due 2014;
- repaid $639 million of term loans and $52 million of borrowings that were outstanding under our old credit facility;
- repurchased $845 million principal amount of our 10¾% Senior Notes due 2008, pursuant to a tender offer, for aggregate consideration of $970 million;
- redeemed $300 million principal amount of our outstanding 9¼% Senior Subordinated Notes due 2009 at an aggregate redemption price of $314 million; and
- called for redemption $250 million principal amount of our outstanding 9% Senior Subordinated Notes due 2009 at an aggregate redemption price of $261 million (with such redemption scheduled to be completed on April 1, 2004).

The new notes described above were issued by URI and guaranteed by Holdings and, subject to limited exceptions, our domestic subsidiaries.

The following table shows our actual debt at December 31, 2003 and such debt as adjusted for completion of the foregoing refinancing:

(in millions)	Actual	As Adjusted	Scheduled Maturity
Revolving credit facility	$ 52.6	$ 147.4	February 2009
Term loan	639.0	750.0	February 2011
Receivables securitization	—	—	September 2006
6.5% Senior notes	—	1,000.0	February 2012
7% Senior subordinated notes	—	375.0	February 2014
7.75% Senior subordinated notes	525.0	525.0	November 2013
1⅞% Convertible senior subordinated notes	143.8	143.8	October 2023
10.75% Senior notes	860.9	15.2	April 2008
9.25% Senior subordinated notes	300.0	—	
9% Senior subordinated notes	250.0	—	
Other debt	45.8	43.6	
Total debt	$2,817.1	$3,000.0	

CERTAIN ADDITIONAL INFORMATION CONCERNING OUR NEW CREDIT FACILITY

Our new senior secured credit facility includes: (i) a $650 million revolving credit facility; (ii) a $150 million institutional letter of credit facility; and (iii) a $750 million term loan. The revolving credit facility, institutional letter of credit facility and term loan are governed by the same credit agreement.

Set forth below is certain additional information concerning the revolving credit facility, institutional letter of credit facility and term loan.

REVOLVING CREDIT FACILITY

The revolving credit facility enables URI to borrow up to $650 million on a revolving basis and enables certain of our Canadian subsidiaries to borrow up to $150 million (provided that the aggregate borrowings of URI and the Canadian subsidiaries may not exceed $650 million). A portion of the revolving credit facility, up to $250 million, is available in the form of letters of credit. The revolving credit facility is scheduled to mature and terminate in February 2009.

INSTITUTIONAL LETTER OF CREDIT FACILITY ("ILCF")

The ILCF provides for up to $150 million in letters of credit. The ILCF is in addition to the letter of credit capacity under the revolving credit facility. The total combined letter of credit capacity under the revolving credit facility and the ILCF is $400 million. Subject to certain conditions, all or part of the ILCF may be converted into term loans. The ILCF is scheduled to terminate in February 2011.

TERM LOAN

The term loan will be obtained in two draws. An initial draw of $550 million was obtained upon the closing of the credit facility in February 2004, and an additional $200 million is expected to be obtained on April 1, 2004. Amounts repaid in respect of the term loan may not be reborrowed.

The term loan must be repaid in installments as follows: (i) during the period from and including June 30, 2004 to and including March 31, 2010, URI must repay on each March 31, June 30, September 30 and December 31 of each year an amount equal to one-fourth of 1% of the original aggregate principal amount of the term loan; and (ii) URI must repay on each of June 30, 2010, September 30, 2010, December 31, 2010, and February 14, 2011 an amount equal to 23.5% of the original aggregate principal amount of the term loan.

INTEREST

As of February 17, 2004, borrowings by URI under the revolving credit facility accrue interest, at URI's option, at either (a) the ABR rate (which is equal to the greater of: (i) the Federal Funds Rate plus 0.5%; and (ii) JPMorgan Chase Bank's prime rate) plus a margin of 1.25%, or (b) an adjusted LIBOR rate plus a margin of 2.25%. The above interest rate margins are adjusted quarterly based on our Funded Debt to Cash Flow Ratio, up to the maximum margins described in the preceding sentence and down to minimum margins of 0.75% and 1.75% for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively.

As of February 17, 2004, Canadian dollar borrowings under the revolving credit facility accrue interest, at the borrower's option, at either (a) the Canadian prime rate (which is equal to the greater of: (i) the CDOR rate plus 1% and (ii) JPMorgan Chase Bank, Toronto Branch's prime rate) plus a margin of 1.25%; or (b) the B/A rate (which is equal to JPMorgan Chase Bank, Toronto Branch's B/A rate) plus a margin of 2.25%. These above interest rate margins are adjusted quarterly based on our Funded Debt to Cash Flow Ratio, up to the maximum margins described in the preceding sentence and down to minimum margins of 0.75% and 1.75% for revolving loans based on the Canadian prime rate and the B/A rate, respectively.

URI is also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

As of February 17, 2004, borrowings under the term loan accrue interest, at URI's option, at either (a) the ABR rate (which is equal to the greater of: (i) the Federal Funds Rate plus 0.5%; and (ii) JPMorgan Chase Bank's prime rate) plus a margin of 1.25%, or (b) an adjusted LIBOR rate plus a margin of 2.25% (which margins may be reduced to 1.00% and 2.00%, respectively, for certain periods based on our Funded Debt to Cash Flow Ratio).

If at any time an event of default under the credit agreement exists, the interest rate applicable to each revolving loan and term loan will be based on the highest margins described above plus 2%.

URI is also required to pay a fee at the rate of 0.10% per annum on the amount of the ILCF. In addition, URI is required to pay participation fees and fronting fees in respect of letters of credit. For letters of credit obtained under the ILCF, these fees accrue at the rate of 2.25% and 0.25% per annum, respectively.

CERTAIN INFORMATION CONCERNING RECEIVABLES SECURITIZATION

We have an accounts receivable securitization facility under which one of our subsidiaries can borrow up to $250 million against a collateral pool of accounts receivable. The borrowings under this facility and the receivables in the collateral pool are included in the liabilities and assets, respectively, reflected on our consolidated balance sheet. However, such assets are only available to satisfy the obligations of the borrower subsidiary.

Key terms of this facility include:

- borrowings may be made only to the extent that the face amount of the receivables in the collateral pool exceeds the outstanding loans by a specified amount;
- the facility is structured so that the receivables in the collateral pool are the lenders' only source of repayment;
- prior to expiration or early termination of the facility, amounts collected on the receivables may, subject to certain conditions, be retained by the borrower, provided that the remaining receivables in the collateral pool are sufficient to secure the then outstanding borrowings; and
- after expiration or early termination of the facility, no new amounts will be advanced under the facility and collections on the receivables securing the facility will be used to repay the outstanding borrowings.

Outstanding borrowings under the facility generally accrue interest at the commercial paper rate plus 1%. However, after expiration or early termination of the facility, outstanding borrowings will accrue interest at 0.5% plus the greater of: (i) the prime rate; and (ii) the Federal Funds Rate plus 0.5%. We are also required to pay a commitment fee of 0.45% per annum in respect of undrawn commitments under the facility. As of March 1, 2004 and December 31, 2003, there were no outstanding borrowings under this facility.

The agreement governing this facility is scheduled to expire on September 30, 2006. However, the lenders under this facility, at their option, may terminate the facility earlier upon the occurrence of certain events, including: (i) the long-term senior secured debt rating of United Rentals (North America), Inc. or, subject to certain conditions, United Rentals, Inc., is downgraded to be at or below "B" by Standard & Poor's Rating Services; (ii) the long-term senior unsecured debt rating of United Rentals (North America), Inc. or, subject to certain conditions, United Rentals, Inc., is downgraded to be at or below "CCC+" by Standard & Poor's Rating Services; (iii) the long-term issuer rating of United Rentals (North America), Inc. or, subject to certain conditions, United Rentals, Inc., is downgraded to be at or below "Caa" by Moody's Investors Service; (iv) the long-term senior implied rating of United Rentals (North America), Inc. or, subject to certain conditions, United Rentals, Inc., is downgraded to be at or below "B3" by Moody's Investors Service; or (v) either Standard & Poor's Rating Services or Moody's Investors Service ceases to provide any such rating.

CERTAIN BALANCE SHEET CHANGES

The increase in rental equipment at December 31, 2003 as compared to December 31, 2002 was primarily attributable to the buy-out of equipment leases in 2003. The decrease in goodwill at December 31, 2003 as compared to December 31, 2002 was attributable to the goodwill impairment recognized in 2003 as further described under "—Goodwill and Other Intangible Assets." The increase in debt at December 31, 2003 as compared to December 31, 2002 was primarily attributable to the debt refinancings in the fourth quarter of 2003 as further described under "—Liquidity and Capital Resources—Recent Financing Transactions." The increase in subordinated convertible debentures, and corresponding decrease in company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust, at December 31, 2003 as compared to December 31, 2002 was due to the deconsolidation of a subsidiary trust as further described under "—Impact of Recently Issued Accounting Standards." The decrease in retained earnings and stockholders' equity at December 31, 2003 as compared to December 31, 2002, primarily reflects our net loss in 2003.

SOURCES AND USES OF CASH

During 2003, we: (i) generated cash from operations of $342.3 million; (ii) generated cash from the sale of rental equipment of $181.3 million; and (iii) obtained cash from borrowings, net of repayments and financing costs, of approximately $257.4 million. Our cash flow from operations during 2003 was reduced by $88.3 million of cash charges related to our buy-out of equipment leases. We used cash during this period principally to: (i) purchase rental equipment of $335.9 million; (ii) buy-out equipment leases of $335.4 million (excluding the $88.3 million charge relating thereto described above); and (iii) purchase other property and equipment of $42.0 million.

CASH REQUIREMENTS RELATED TO OPERATIONS

Our principal existing sources of cash are cash generated from operations and from the sale of rental equipment and borrowings available under our revolving credit facility and receivables securitization facility. As of March 1, 2004, we had $516.6 million of borrowing capacity available under our $650 million revolving credit facility (reflecting outstanding loans of approximately $92.1 million and outstanding letters of credit in the amount of approximately $41.3 million). We believe that our existing sources of cash will be sufficient to support our existing operations over the next twelve months.

We expect that our principal needs for cash relating to our existing operations over the next twelve months will be to fund: (i) operating activities and working capital; (ii) the purchase of rental equipment and inventory items offered for sale; (iii) payments due under operating leases; (iv) debt service; and (v) costs relating to our restructuring plans. We plan to fund such cash requirements relating to our existing operations from our existing sources of cash described above. In addition, we may seek additional financing through the securitization of some of our equipment or through the use of additional operating leases. For information on the scheduled principal payments coming due on our outstanding debt and on the payments coming due under our existing operating leases, see "—Certain Information Concerning Contractual Obligations."

The amount of our future capital expenditures will depend on a number of factors, including general economic conditions and growth prospects. Based on current conditions, we estimate that capital expenditures for the year 2004 will be approximately $575 million to $700 million for our existing operations. These expenditures are comprised of approximately: (i) $425 million to $450 million of expenditures to replace rental equipment sold; (ii) $100 million to $200 million of discretionary expenditures to increase the size of our rental fleet; and (iii) $50 million of expenditures for the purchase of property and equipment. We expect that we will fund such expenditures from proceeds from the sale of used equipment, cash generated from operations and, if required, borrowings available under our revolving credit facility and receivables securitization facility.

While emphasizing internal growth, we may also continue to expand through a disciplined acquisition program. We will consider potential transactions of varying sizes and may, on a selective basis, pursue acquisition or consolidation opportunities involving other public companies or large privately-held companies. We expect to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that our existing sources of cash described above are not sufficient to fund such future acquisitions, we will require additional debt or equity financing and, consequently, our indebtedness may increase or the ownership of existing stockholders may be diluted as we implement our growth strategy.

CERTAIN INFORMATION CONCERNING CONTRACTUAL OBLIGATIONS

The table below provides certain information concerning the payments coming due under certain categories of our existing contractual obligations. The information is as of December 31, 2003, as adjusted to give effect to the $2.1 billion refinancing that we completed in the first quarter of 2004 as described under "—Liquidity and Capital Resources—Recent Financing Transactions."

(In thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Debt excluding capital leases(1)	$ 13,291	$ 7,720	$ 7,500	$ 7,500	$22,700	$2,909,269	$2,967,980
Capital leases(1)	12,210	9,750	5,733	3,340	944	21	31,998
Operating leases(1):							
Real estate	66,139	59,816	54,750	50,237	40,449	102,966	374,357
Rental equipment	64,099	38,628	41,558	18,304	8,737	4,523	175,849
Other equipment	23,384	12,486	9,181	5,080	3,272	382	53,785
Purchase obligations							
Other long-term liabilities reflected on balance sheet in accordance with GAAP(2)						221,550	221,550
Total	$179,123	$128,400	$118,722	$84,461	$76,102	$3,238,711	$3,825,519

(1) The payments due with respect to a period represent: (i) in the case of debt and capital leases, the scheduled principal payments due in such period; and (ii) in the case of operating leases, the minimum lease payments due in such period under non-cancelable operating leases plus the maximum potential guarantee amounts discussed below under "—Certain Information Concerning Off-Balance Sheet Arrangements."

(2) Represents subordinated convertible debentures. See note 11 to our notes to consolidated financial statements included elsewhere in this report for further information.

CERTAIN INFORMATION CONCERNING OFF-BALANCE SHEET ARRANGEMENTS

RESTRICTED STOCK

We have granted to employees other than executive officers and directors approximately 1,200,000 shares of restricted stock that contain the following provisions. The shares vest in 2004, 2005 or 2006 or earlier upon a change in control of the Company, death, disability, retirement or certain terminations of employment, and are subject to forfeiture prior to vesting on certain other terminations of employment, the violation of non-compete provisions and certain other events. If a holder of restricted stock sells his stock and receives sales proceeds that are less than a specified guaranteed amount set forth in the grant instrument, we have agreed to pay the holder the shortfall between the amount received and such specified amount. However, the foregoing only applies to sales that are made within five trading days of the vesting date. The specified guaranteed amounts are: (i) $15.17 per share with respect to approximately 500,000 shares scheduled to vest in 2004; (ii) $27.26 per share with respect to approximately 300,000 shares scheduled to vest in 2005; and (iii) $9.18 per share with respect to approximately 400,000 shares scheduled to vest in 2006.

OPERATING LEASES

We lease real estate, rental equipment and non-rental equipment under operating leases as a regular business activity. As part of many of our equipment operating leases, we guarantee that the value of the equipment at the end of the term will not be less than a specified projected residual value. The use of these guarantees helps to lower our monthly operating lease payments. We do not know at this time the extent to which the actual residual values may be less than the guaranteed residual values and, accordingly, cannot quantify the amount that we ultimately will be required to pay, if any, under these guarantees. However, under current circumstances we do not anticipate paying significant amounts under these guarantees in the future. If the actual residual value for all equipment subject to such guarantees were to be zero, then our maximum potential liability under these guarantees would be approximately $36.5 million. This potential liability was not reflected on our balance sheet as of December 31, 2003 or any prior date. For additional information concerning lease payment obligations under our operating leases, see "—Certain Information Concerning Contractual Obligations" above.

CERTAIN INFORMATION CONCERNING SUBORDINATED CONVERTIBLE DEBENTURES

In August 1998, a subsidiary trust of United Rentals, Inc. sold six million shares of 6½% Convertible Quarterly Income Preferred Securities ("Trust Preferred Securities") for aggregate consideration of $300 million. The trust used the proceeds from the sale of the Trust Preferred Securities to purchase 6½% subordinated convertible debentures due 2028 from Holdings which resulted in Holdings receiving all of the net proceeds of the sale. Upon the adoption as of December 31, 2003 of a recently issued accounting standard, we deconsolidated the subsidiary trust that had issued the Trust Preferred Securities. As a result of such deconsolidation: (i) the Trust Preferred Securities were removed from our consolidated balance sheets at December 31, 2003; and (ii) the subordinated convertible debentures that we issued to the subsidiary trust, which previously had been eliminated in our consolidated balance sheets, were no longer eliminated in our consolidated balance sheets at December 31, 2003. However, the subordinated convertible debentures are reflected as a component of liabilities on the consolidated balance sheets at December 31, 2003, whereas the Trust Preferred Securities were reflected as a separate category prior to December 31, 2003. See "—Impact of Recently Issued Accounting Standards" and note 11 to our notes to consolidated financial statements included elsewhere in this report. During 2003, the trust repurchased 100,000 of these shares for aggregate consideration of approximately $3.6 million, which represents a discount of approximately 29% relative to the aggregate liquidation preference of approximately $5.0 million. During 2002, the trust repurchased 1,469,000 of these shares for aggregate consideration of approximately $38.1 million, which represents a discount of approximately 48% relative to the aggregate liquidation preference of approximately $73.5 million.

RELATIONSHIP BETWEEN HOLDINGS AND URI

United Rentals, Inc. ("Holdings") is principally a holding company and primarily conducts its operations through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Holdings provides certain services to URI in connection with its operations. These services principally include: (i) senior management services; (ii) finance and tax related services and support; (iii) information technology systems and support; (iv) acquisition related services; (v) legal services; and (vi) human resource support. In addition, Holdings leases certain equipment and real property that are made available for use by URI and its subsidiaries. URI has made, and expects to continue to make, certain payments to Holdings in respect of the services provided by Holdings to URI. The expenses relating to URI's payments to Holdings are reflected on URI's financial statements as selling, general and administrative expenses. In addition, although not legally obligated to do so, URI has in the past made, and expects that it will in the future make, distributions to Holdings to, among other things, enable Holdings to pay interest on the convertible debentures that were issued to a subsidiary trust of Holdings as described above.

The Trust Preferred Securities are the obligation of a subsidiary trust of Holdings and are not the obligation of URI. Historically, the dividends payable on these securities were reflected as an expense on the consolidated financial statements of Holdings, but were not reflected as an expense on the consolidated financial statements of URI. This is the principal reason for the difference in the historical net income (loss) reported on the consolidated financial statements of URI and the net income (loss) reported on the consolidated financial statements of Holdings.

FLUCTUATIONS IN OPERATING RESULTS

We expect that our revenues and operating results may fluctuate from quarter to quarter or over the longer term due to a number of factors, including: (i) seasonal rental patterns of our customers, with rental activity tending to be lower in the winter; (ii) changes in general economic conditions in our markets, including changes in construction and industrial activities; (iii) the timing of acquisitions, new location openings and related expenditures; (iv) the effect of the integration of acquired businesses and start-up locations; (v) if we determine that a potential acquisition will not be consummated, the need to charge against earnings any expenditures relating to such acquisition (such as financing commitment fees, merger and acquisition advisory fees and professional fees) previously capitalized; (vi) changes in the size of our rental fleet or in the rate at which we sell our used equipment; (vii) changes in demand for our equipment or the prices thereof due to changes in economic conditions, competition or other factors; (viii) changes in interest rates applicable to our floating rate debt; and (ix) the possible need, from time to time, to take goodwill write-offs or special charges.

ACCOUNTING FOR CERTAIN EXPENSES RELATING TO POTENTIAL ACQUISITIONS

In accordance with accounting principles generally accepted in the United States, we capitalize certain direct out-of-pocket expenditures (such as legal and accounting fees) relating to potential or pending acquisitions. Indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services are expensed as incurred. Our policy is to charge against earnings any capitalized expenditures relating to any potential or pending acquisition that we determine will not be consummated. There can be no assurance that in future periods we will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could adversely affect our results of operations.

SEASONALITY

Our business is seasonal with demand for our rental equipment tending to be lower in the winter months. The seasonality of our business is heightened because we offer for rent traffic control equipment. Branches that rent a significant amount of this type of equipment tend to generate most of their revenues and profits in the second and third quarters of the year, slow down during the fourth quarter and operate at a loss during the first quarter.

INFLATION

Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations. However, as described above, cost increases have, from time to time, impacted our results.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This standard rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This standard also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This standard amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency related to the required accounting for sale-leaseback transactions and certain lease modifications. This standard also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We adopted this standard on January 1, 2003, and reclassified a pre-tax extraordinary loss of approximately $18.1 million recognized during the second quarter of 2001 to operating income. The adoption of the remaining provisions of SFAS No. 145 did not have a material effect on our consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This standard provides alternative methods of transition to the fair value method of accounting for stock-based employee compensation under SFAS No. 123, "Accounting for Stock-Based Compensation," but does not require us to use the fair value method. This standard also amends certain disclosure requirements related to stock-based employee compensation. We adopted the disclosure portion of this standard as of December 31, 2002 and such adoption is reflected in note 2 to our consolidated financial statements included elsewhere in this report.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46," revised December 2003), "Consolidation of Variable Interest Entities," which addresses consolidation of variable interest entities ("VIEs"). FIN 46 requires a VIE to be consolidated by a parent company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. For entities created prior to February 1, 2003, the effective date of these requirements, which originally was July 1, 2003, had been deferred so as not to apply until the first period ending after December 15, 2003. Upon adoption of this standard, as of December 31, 2003, we deconsolidated a subsidiary trust that had issued Trust Preferred Securities as described above. As a result of such deconsolidation: (i) the Trust Preferred Securities issued by our subsidiary trust, which had previously been reflected on our consolidated balance sheets, were removed from our consolidated balance sheets at December 31, 2003; and (ii) the subordinated convertible debentures that we issued to the subsidiary trust, which previously had been eliminated in our consolidated balance sheets, were no longer eliminated in our consolidated balance sheets at December 31, 2003. The carrying amount of the Trust Preferred Securities removed from the consolidated balance sheets was the same as the carrying amount of the subordinated convertible debentures added to the consolidated balance sheets. However, the subordinated convertible debentures are reflected as a component of liabilities on the consolidated balance sheets at December 31, 2003, whereas the Trust Preferred Securities were reflected as a separate category prior to December 31, 2003. See note 11 to our consolidated financial statements included elsewhere in this report. The adoption of this standard did not otherwise have a material effect on our statements of financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The provisions of this standard that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The adoption of this standard regarding the provisions effective after June 30, 2003 did not have a material effect on our statements of financial position or operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard requires that financial instruments falling within the scope of this standard be classified as liabilities. This standard is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective with the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on our statements of financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk primarily consists of: (i) interest rate risk associated with our variable rate debt; and (ii) foreign currency exchange rate risk primarily associated with our Canadian operations.

INTEREST RATE RISK

We periodically utilize interest rate swap agreements to manage our interest costs and exposure to changes in interest rates. At December 31, 2003, we had swap agreements with an aggregate notional amount of $1,160 million. The effect of these agreements was to convert $1,160 million of our fixed rate notes to floating rate instruments. The fixed rate notes being converted consisted of: (i) $300 million of our 9¼% senior subordinated notes through 2009; (ii) $210 million of our December 2002 issued 10¾% senior notes through 2008; (iii) $200 million of our April 2003 issued 10¾% senior notes through 2008; (iv) $200 million of our 9% senior subordinated notes through 2009; and (v) $250 million of our 7¾% senior subordinated notes through 2013. At December 31, 2002, we had swap agreements with an aggregate notional amount of $500 million. The effect of some of these agreements was to limit the interest rate exposure to 9.5% on $200 million of our then outstanding term loan. The effect of the remainder of these agreements was to convert $300 million of our fixed rate 9¼% notes to a floating rate instrument through 2009.

Subsequent to December 31, 2003, we refinanced a significant portion of our indebtedness as described under "—Liquidity and Capital Resources—Recent Financing Transactions." In connection with this refinancing, we terminated certain of the swap agreements described above and entered into certain new swap agreements. As of March 1, 2004, we had swap agreements with an aggregate notional amount of $1,145 million. The effect of these agreements is to convert $1,145 million of our fixed rate notes to floating rate instruments. The fixed rate notes converted consist of: (i) $245 million of our 6½% senior notes through 2012; (ii) $525 million of our 7¾% senior subordinated notes through 2013; and (iii) $375 million of our 7% senior subordinated notes through 2014.

As of March 1, 2004, after giving effect to our interest rate swap agreements, we had an aggregate of $1,787.1 million of indebtedness that bears interest at variable rates. This debt includes, in addition to the $1,145.0 million of debt subject to the swap agreements described above: (i) all borrowings under our $650 million revolving credit facility ($92.1 million outstanding as of March 1, 2004); (ii) our term loan ($550.0 million outstanding as of March 1, 2004); and (iii) all borrowings under our $250 million accounts receivable securitization facility (none outstanding as of March 1, 2004). The weighted average interest rates applicable to our variable rate debt on March 1, 2004 were: (i) 4.6% for the revolving credit facility (represents the Canadian rate since the amount outstanding was Canadian borrowings); (ii) 3.4% for the term loan; and (iii) 3.9% for the debt subject to our swap agreements. As of March 1, 2004, based upon the amount of our variable rate debt outstanding, after giving effect to our interest rate swap agreements, our annual earnings would decrease by approximately $10.9 million for each one percentage point increase in the interest rates applicable to our variable rate debt. The amount of our variable rate indebtedness may fluctuate significantly as a result of changes in the amount of indebtedness outstanding under our revolving credit facility and receivables securitization facility from time to time. For additional information concerning the terms of our variable rate debt, see note 9 to our notes to consolidated financial statements included elsewhere in this report.

CURRENCY EXCHANGE RISK

The functional currency for our Canadian operations is the Canadian dollar. As a result, our future earnings could be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars. Based upon the level of our Canadian operations during 2003 relative to the company as a whole, a 10% change in this exchange rate would not have a material impact on our earnings. In addition, we periodically enter into foreign exchange contracts to hedge our transaction exposures. We had no outstanding foreign exchange contracts as of December 31, 2003 and 2002. We do not engage in purchasing forward exchange contracts for speculative purposes.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol URI. The following table sets forth, for the periods indicated, the high and low composite stock sale prices for our common stock, as reported by the New York Stock Exchange.

	High	Low
2003:		
First Quarter	**$12.60**	**$ 8.00**
Second Quarter	**14.75**	**9.08**
Third Quarter	**18.59**	**13.00**
Fourth Quarter	**19.85**	**15.62**
2002:		
First Quarter	$30.83	$19.30
Second Quarter	28.87	20.80
Third Quarter	19.40	8.40
Fourth Quarter	10.86	5.88

As of March 1, 2004, there were approximately 541 holders of record of our common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common stock is held of record in broker "street names."

DIVIDEND POLICY

We intend to retain all earnings for the foreseeable future for use in the operation and expansion of our business and, accordingly, we currently have no plans to pay dividends on our common stock. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of certain agreements governing our outstanding indebtedness, we are prohibited or restricted from paying dividends on our common stock. In addition, under Delaware law, we are prohibited from paying any dividends unless we have capital surplus or net profits available for this purpose.

Board of Directors
United Rentals, Inc.

We have audited the accompanying consolidated balance sheets of United Rentals, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the management of United Rentals, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Rentals, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

Ernst + Young LLP

MetroPark, New Jersey
February 24, 2004

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	December 31 2003	2002
ASSETS		
Cash and cash equivalents	**$ 79,449**	$ 19,231
Accounts receivable, net of allowance for doubtful accounts of $47,439 in 2003 and $48,542 in 2002	**499,433**	466,196
Inventory	**105,987**	91,798
Prepaid expenses and other assets	**118,145**	131,293
Rental equipment, net	**2,071,492**	1,845,675
Property and equipment, net	**406,601**	425,352
Goodwill, net	**1,437,809**	1,705,191
Other intangible assets, net	**3,225**	5,821
	$4,722,141	$4,690,557
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	**$ 150,796**	$ 207,038
Debt	**2,817,088**	2,512,798
Subordinated convertible debentures	**221,550**	
Deferred taxes	**165,052**	225,587
Accrued expenses and other liabilities	**226,780**	187,079
Total liabilities	**3,581,266**	3,132,502
Commitments and contingencies		
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust		226,550
Stockholders' equity:		
Preferred stock — $.01 par value, 5,000,000 shares authorized:		
Series C perpetual convertible preferred stock — $300,000 liquidation preference, 300,000 shares issued and outstanding	**3**	3
Series D perpetual convertible preferred stock — $150,000 liquidation preference, 150,000 shares issued and outstanding	**2**	2
Common stock — $.01 par value, 500,000,000 shares authorized, 77,150,277 shares issued and outstanding in 2003 and 76,657,521 in 2002	**771**	765
Additional paid-in capital	**1,329,946**	1,341,290
Deferred compensation	**(25,646)**	(52,988)
(Accumulated deficit) retained earnings	**(189,300)**	69,281
Accumulated other comprehensive income (loss)	**25,099**	(26,848)
Total stockholders' equity	**1,140,875**	1,331,505
	$4,722,141	$4,690,557

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Year Ended December 31 2003	2002	2001
REVENUES:			
Equipment rentals	**$2,177,462**	$2,154,681	$2,212,900
Sales of rental equipment	**181,282**	176,179	147,101
Sales of equipment and merchandise and other revenues	**508,492**	490,129	526,604
Total revenues	**2,867,236**	2,820,989	2,886,605
COST OF REVENUES:			
Cost of equipment rentals, excluding depreciation	**1,192,638**	1,137,609	1,053,635
Depreciation of rental equipment	**332,610**	325,548	320,963
Cost of rental equipment sales	**121,998**	116,821	88,742
Cost of equipment and merchandise sales and other operating costs	**372,022**	354,734	383,795
Total cost of revenues	**2,019,268**	1,934,712	1,847,135
Gross profit	**847,968**	886,277	1,039,470
Selling, general and administrative expenses	**451,347**	438,918	441,751
Goodwill impairment	**296,873**	247,913	
Restructuring charge		28,262	28,922
Non-rental depreciation and amortization	**69,300**	59,301	106,763
Operating income	**30,448**	111,883	462,034
Interest expense	**209,328**	195,961	221,563
Preferred dividends of a subsidiary trust	**14,590**	18,206	19,500
Other (income) expense, net	**133,051**	(900)	24,497
Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	**(326,521)**	(101,384)	196,474
Provision (benefit) for income taxes	**(67,940)**	8,102	85,218
Income (loss) before cumulative effect of change in accounting principle	**(258,581)**	(109,486)	111,256
Cumulative effect of change in accounting principle, net of tax benefit of $60,529		(288,339)	
Net income (loss)	**$ (258,581)**	$ (397,825)	$ 111,256
Earnings (loss) per share — basic:			
Income (loss) available to common stockholders before cumulative effect of change in accounting principle	**$(3.35)**	$(0.98)	$1.54
Cumulative effect of change in accounting principle, net		(3.80)	
Income (loss) available to common stockholders	**$(3.35)**	$(4.78)	$1.54
Earnings (loss) per share — diluted:			
Income (loss) available to common stockholders before cumulative effect of change in accounting principle	**$(3.35)**	$(0.98)	$1.18
Cumulative effect of change in accounting principle, net		(3.80)	
Income (loss) available to common stockholders	**$(3.35)**	$(4.78)	$1.18

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Series C Perpetual Convertible Preferred Stock	Series D Perpetual Convertible Preferred Stock	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	(Accumulated Deficit) Retained Earnings	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2000			71,066	$711	$ 765,529		$ 355,850		$ (6,947)
Comprehensive income:									
Net income							111,256	$ 111,256	
Other comprehensive income:									
Foreign currency translation adjustments								(16,137)	(16,137)
Cumulative effect on equity of adopting SFAS 133, net of tax of $1,784								(2,516)	(2,516)
Derivatives qualifying as hedges, net of tax of $3,212								(4,527)	(4,527)
Comprehensive income								$ 88,076	
Issuance of common stock under deferred compensation plans			2,928	29	61,941	$ (61,970)			
Amortization of deferred compensation						6,176			
Issuance of Series C perpetual convertible preferred stock	$3				286,734				
Issuance of Series D perpetual convertible preferred stock		$2			143,667				
Issuance of common stock			3		50				
Exercise of common stock options			715	8	10,409				
Shares repurchased and retired			(1,351)	(14)	(24,744)				
Balance, December 31, 2001	3	2	73,361	734	1,243,586	(55,794)	467,106		(30,127)
Comprehensive income (loss):									
Net loss							(397,825)	$(397,825)	
Other comprehensive income:									
Foreign currency translation adjustments								2,484	2,484
Derivatives qualifying as hedges, net of tax of $999								795	795
Comprehensive loss								$(394,546)	
Issuance of common stock under deferred compensation plans			469	3	8,634	(8,637)			
Amortization of deferred compensation						11,443			
Exercise of common stock options			3,736	37	77,768				
Common stock repurchased and retired			(1,066)	(11)	(26,715)				
Convertible debt converted to common stock			157	2	2,678				
Liquidation preference in excess of amounts paid for Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust					35,339				
Balance, December 31, 2002	3	2	76,657	765	1,341,290	(52,988)	69,281		(26,848)
Comprehensive income (loss):									
Net loss							(258,581)	$(258,581)	
Other comprehensive income:									
Foreign currency translation adjustments								45,699	45,699
Derivatives qualifying as hedges, net of tax of $4,001								6,248	6,248
Comprehensive loss								$(206,634)	
Issuance of common stock under deferred compensation plans, net of forfeitures			342	4	(931)	927			
Amortization of deferred compensation						26,415			
Exercise of common stock options and warrants			105	2	1,309				
Common stock issuances			46		500				
Tax effect of liquidation preference in excess of amounts paid for Company-obligated mandatorily redeemable preferred securities of a subsidiary previously repurchased					(13,118)				
Liquidation preference in excess of amounts paid for Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust					896				
Balance, December 31, 2003	**$3**	**$2**	**77,150**	**$771**	**$1,329,946**	**$(25,646)**	**$(189,300)**		**$ 25,099**

See accompanying notes.

(In thousands)	2003	2002	2001
	Year Ended December 31		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$(258,581)**	$(397,825)	$ 111,256
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**401,910**	384,850	427,726
Gain on sales of rental equipment	**(59,284)**	(59,359)	(58,359)
Amortization of deferred compensation	**26,415**	11,443	6,176
Restructuring charge		2,497	10,893
Goodwill impairment	**296,873**	247,913	
Debt refinancing	**20,950**		18,076
Cumulative effect of a change in accounting principle, net of tax		288,339	
Deferred taxes	**(70,237)**	5,871	100,683
Changes in operating assets and liabilities:			
Accounts receivable	**(33,237)**	(6,949)	24,888
Inventory	**10,817**	21,189	87,084
Prepaid expenses and other assets	**21,159**	8,353	8,148
Accounts payable	**(56,242)**	2,252	(58,713)
Accrued expenses and other liabilities	**41,763**	9,335	18,852
Net cash provided by operating activities	**342,306**	517,909	696,710
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of rental equipment	**(335,881)**	(492,259)	(449,770)
Purchases of property and equipment	**(42,044)**	(38,599)	(47,548)
Proceeds from sales of rental equipment	**181,282**	176,179	147,101
Buy-outs of equipment leases	**(335,376)**		
Purchases of other companies	**(5,420)**	(172,583)	(54,838)
Payments of contingent purchase price			(2,103)
In-process acquisition costs		(4,342)	(2,485)
Deposits on rental equipment purchases		(4,644)	
Net cash used in investing activities	**(537,439)**	(536,248)	(409,643)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from debt	**888,016**	508,316	2,053,467
Payments on debt	**(613,855)**	(491,728)	(2,300,507)
Proceeds from sale—leaseback			12,435
Payments of financing costs	**(16,731)**	(6,197)	(29,042)
Proceeds from the exercise of common stock options, net of tax	**1,102**	63,755	10,417
Shares repurchased and retired		(26,726)	(24,758)
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust repurchased and retired	**(3,575)**	(38,111)	
Net cash provided by (used in) financing activities	**254,957**	9,309	(277,988)
Effect of foreign exchange rates	**394**	935	(16,137)
Net increase (decrease) in cash and cash equivalents	**60,218**	(8,095)	(7,058)
Cash and cash equivalents at beginning of year	**19,231**	27,326	34,384
Cash and cash equivalents at end of year	**$ 79,449**	$ 19,231	$ 27,326

(In thousands)	2003	2002	2001
	Year Ended December 31		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest	**$224,691**	$212,199	$230,385
Cash paid for taxes, net of refunds	**$ (2,974)**	$ (1,454)	$ (30,799)
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Conversion of operating leases to capital leases		$ 31,451	
Conversion of convertible debt to common stock		$ 2,680	
Issuances of common stock as non-cash compensation	**$ 500**		
The Company acquired the net assets and assumed certain liabilities of other companies as follows:			
Assets, net of cash acquired	**$ 3,965**	$172,222	$ 21,465
Liabilities assumed	**(50)**	(4,705)	(4,612)
Less:			
Amounts paid through issuance of debt			(600)
	3,915	167,517	16,253
Due to seller and other payments	**1,505**	5,066	38,585
Net cash paid	**$ 5,420**	$172,583	$ 54,838

See accompanying notes.

1. ORGANIZATION AND BASIS OF PRESENTATION

United Rentals, Inc. ("Holdings" or the "Company") is principally a holding company and conducts its operations primarily through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of URI. URI's various credit agreements and debt instruments place restrictions on its ability to transfer funds to its shareholder.

The Company rents a broad array of equipment to a diverse customer base that includes construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others in the United States, Canada and Mexico. In addition to renting equipment, the Company sells used rental equipment, acts as a dealer for new equipment and sells related merchandise and contractor supplies, parts and service. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Therefore, the accompanying balance sheets are presented on an unclassified basis.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts. This allowance reflects the Company's estimate of the amount of its receivables that it will be unable to collect.

INVENTORY

Inventory consists of equipment, merchandise and contractor supplies, tools, parts, fuel and related supply items. Inventory is stated at the lower of cost or market and is net of a reserve for obsolescence and shrinkage of $5.5 million and $6.5 million at December 31, 2003 and 2002, respectively. Cost is determined, depending on the type of inventory, on either a weighted average or first-in, first-out method.

RENTAL EQUIPMENT

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is two to ten years. Rental equipment is depreciated to a salvage value of 0% to 10% of cost. Ordinary repair and maintenance costs are charged to operations as incurred.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of estimated useful lives for property and equipment is two to thirty-nine years. Ordinary repair and maintenance costs are charged to operations as incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

GOODWILL

Goodwill consists of the excess of cost over the fair value of identifiable net assets of businesses acquired and was amortized on a straight-line basis over forty years prior to January 1, 2002. Goodwill is no longer amortized, but is tested on at least an annual basis for impairment. See Note 4.

OTHER INTANGIBLE ASSETS

Other intangible assets consists of non-compete agreements. The non-compete agreements are amortized on a straight-line basis for periods ranging from three to eight years.

LONG-LIVED ASSETS

Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, the Company assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value. There have been no impairments recognized in these financial statements.

DERIVATIVE FINANCIAL INSTRUMENTS

Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," all derivatives are required to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately or deferred, depending on the use of the derivative and whether or not it qualifies as a hedge. Derivative financial instruments are periodically used by the Company in the management of its interest rate and foreign currency exposures. Derivative financial instruments are not used for trading purposes.

TRANSLATION OF FOREIGN CURRENCY

Assets and liabilities of the Company's subsidiaries operating outside the United States which account in a functional currency other than U.S. dollars are translated into U.S. dollars using exchange rates at the end of the year. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, and accrued expenses and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair values of the revolving credit facility, term loan, and receivables securitization are determined using current interest rates for similar instruments as of December 31, 2003 and 2002 and approximate the carrying value of these financial instruments due to the fact that the underlying instruments include provisions to adjust interest rates to approximate fair market value. The estimated fair value of the Company's other financial instruments at December 31, 2003 and 2002 are based upon available market information and are as follows:

	2003		2002	
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Redeemable convertible preferred securities			$ 226,550	$ 126,324
Subordinated convertible debentures	**$ 221,550**	**$ 183,887**		
Senior and senior subordinated notes	**2,079,684**	**2,228,138**	1,605,947	1,454,113
Other debt	**45,779**	**42,739**	61,984	57,041

PREFERRED STOCK

The Company issued Series A Perpetual Convertible Preferred Stock ("Series A Preferred") and Series B Perpetual Convertible Preferred Stock ("Series B Preferred") in 1999 and included such preferred stock in stockholders' equity. In July 2001, the SEC issued guidance to all public companies as to when redeemable preferred stock may be classified as stockholders' equity. This guidance indicates that preferred stock that would be subject to redemption on the occurrence of an event outside the control of the issuer may not be classified as equity and that the probability of the event occurring is not a factor to be considered. Under this guidance, the Series A Preferred and Series B Preferred would not be included in stockholders' equity because this stock would be subject to mandatory redemption on a hostile change of control. On September 28, 2001, the Company entered into an agreement effecting the exchange of new Series C Perpetual Convertible Preferred Stock ("Series C Preferred") for the Series A Preferred and new Series D Perpetual Convertible Preferred Stock ("Series D Preferred") for the Series B Preferred (see Note 12). The Series C Preferred and Series D Preferred stock is not subject to mandatory redemption on a hostile change of control, and is classified as stockholders' equity under the SEC guidance.

The effect of the foregoing is that the Company's perpetual convertible preferred stock is classified as stockholders' equity as of September 28, 2001 and thereafter, but is classified outside of stockholders' equity for earlier dates. Accordingly, the Company has restated the 2000 balance sheet to show its $430.8 million of perpetual convertible preferred stock under "Series A and B Preferred Stock" rather than under "Stockholders' Equity." The Company has also made a corresponding change to the related Consolidated Statements of Stockholders' Equity. In all other respects, the financial statements remain unchanged, including total assets and liabilities, revenues, operating income, net income and earnings per share.

REVENUE RECOGNITION

Revenue related to the sale of equipment and merchandise is recognized at the time of delivery to, or pick-up by, the customer. Revenue related to equipment rental is recognized over the contract term.

ADVERTISING EXPENSE

The Company advertises primarily through trade publications and Yellow Pages. Advertising expense is recognized over the period of related benefit. Advertising expense was $8.4 million, $7.8 million and $11.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include restructuring charges, allowance for doubtful accounts, useful lives for depreciation, goodwill and other asset impairments, deferred income taxes, claim reserves, loss contingencies and fair values of financial instruments. Actual results could materially differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the Company's customer base. The Company's largest customer in 2003 represented less than 1% of total revenues and no single customer represented greater than 1% of total accounts receivable. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation arrangements using the intrinsic value method under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." At December 31, 2003, the Company had six stock-based compensation plans (see Note 13). Since stock options are granted by the Company with exercise prices at or greater than the fair value of the shares at the date of grant, no compensation expense is recognized. Restricted stock awards granted by the Company are recognized as deferred compensation. The Company recognizes compensation expense related to these restricted stock awards over their vesting periods or earlier upon acceleration of vesting. During 2003, the Company recognized increased amortization for the accelerated vesting of approximately 866,000 shares of restricted stock. The following table provides additional information related to the Company's stock-based compensation arrangements for the years ended December 31, 2003, 2002 and 2001:

	December 31		
(In thousands)	**2003**	2002	2001
Net income (loss), as reported	**$(258,581)**	$(397,825)	$111,256
Plus: Stock-based compensation expense included in reported net income (loss), net of tax	**20,281**	6,980	3,613
Less: Stock-based compensation expense determined using the fair value method, net of tax	**(22,869)**	(11,402)	(11,798)
Pro forma net income (loss)	**$(261,169)**	$(402,247)	$103,071
Basic earnings (loss) available to common stockholders per share:			
As reported	**$(3.35)**	$(4.78)	$1.54
Pro forma	**$(3.38)**	$(4.84)	$1.43
Diluted earnings (loss) available to common stockholders per share:			
As reported	**$(3.35)**	$(4.78)	$1.18
Pro forma	**$(3.38)**	$(4.84)	$1.09

The weighted average fair value of options granted was $5.47, $5.57 and $7.34 during 2003, 2002 and 2001, respectively. The fair value is estimated on the date of grant using the Black-Scholes option pricing model which uses subjective assumptions which can materially affect fair value estimates and therefore does not necessarily provide a single measure of fair value of options. The Company used a risk-free interest rate average of 1.81%, 2.01% and 3.74% in 2003, 2002 and 2001, respectively, a volatility factor for the market price of the Company's common stock of 63%, 66% and 49% in 2003, 2002 and 2001, respectively, and a weighted-average expected life of options of approximately three years in 2003, 2002 and 2001. For purposes of these pro forma disclosures, the estimated fair value of options is amortized over the options' vesting period. Since the number of options granted and their fair value may vary significantly from year to year, the pro forma compensation expense in future years may be materially different.

INSURANCE

The Company is insured for general liability, automobile liability, workers' compensation, and group medical claims up to a specified claim and aggregate amounts (subject to deductibles per occurrence of $2 million for general liability, $2 million for workers' compensation and $3 million for automobile liability). Insured losses subject to this deductible are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This standard rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This standard also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This standard amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency related to the required accounting for sale-leaseback transactions and certain lease modifications. This standard also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted this standard on January 1, 2003, and reclassified a pre-tax extraordinary loss of approximately $18.1 million recognized during the second quarter of 2001 to operating income. The adoption of the remaining provisions of SFAS No. 145 did not have a material effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This standard provides alternative methods of transition to the fair value method of accounting for stock-based employee compensation under SFAS No. 123, "Accounting for Stock-Based Compensation," but does not require the Company to use the fair value method. This standard also amends certain disclosure requirements related to stock-based employee compensation. The Company adopted the disclosure portion of this standard as of December 31, 2002 and such adoption is reflected within this Note.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46," revised December 2003), "Consolidation of Variable Interest Entities," which addresses consolidation of variable interest entities ("VIEs"). FIN 46 requires a VIE to be consolidated by a parent company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. For entities created prior to February 1, 2003, the effective date of these requirements, which originally was July 1, 2003, had been deferred so as not to apply until the first period ending after December 15, 2003. Upon adoption of this standard, as of December 31, 2003, the Company deconsolidated a subsidiary trust that had issued convertible preferred securities. As a result of such deconsolidation: (i) the Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust, which had previously been reflected on the Company's consolidated balance sheets, were removed from its consolidated balance sheets at December 31, 2003; and (ii) the subordinated convertible debentures that were issued to the subsidiary trust, which previously had been eliminated in the Company's consolidated balance sheets, were no longer eliminated in its consolidated balance sheets at December 31, 2003. The carrying amount of the convertible preferred securities removed from the consolidated balance sheets was the same as the carrying amount of the subordinated convertible debentures added to the consolidated balance sheets. However, the subordinated convertible debentures are reflected as a component of liabilities on the consolidated balance sheets at December 31, 2003, whereas the convertible preferred securities were reflected as a separate category prior to December 31, 2003. See Note 11. The adoption of this standard did not otherwise have a material effect on the Company's statements of financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The provisions of this standard that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The adoption of this standard regarding the provisions effective after June 30, 2003 did not have a material effect on the Company's statements of financial position or operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard requires that financial instruments falling within the scope of this standard be classified as liabilities. This standard is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective with the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's statements of financial position or results of operations.

3. ACQUISITIONS

The acquisitions completed during the years ended December 31, 2003, 2002 and 2001 include one, two, and three acquisitions, respectively, that were accounted for as purchases. The results of operations of the businesses acquired in these acquisitions have been included in the Company's results of operations from their respective acquisition dates. The acquisition made in 2003 was insignificant to the Company's operations.

On June 30, 2002, the Company acquired 35 rental locations from National Equipment Services, Inc. for initial consideration of approximately $111.6 million in cash, which was determined based primarily on the number of locations acquired and their financial performance. The acquisition of these rental locations, which offer trench safety equipment rental, was made to complement the Company's existing network of rental locations. The results of operations of the acquisitions are included in the Company's statement of operations as of the date of acquisition. The initial consideration paid by the Company for the other 2002 acquisition was approximately $45.9 million in cash. The Company estimates that approximately $93.1 million of goodwill related to the 2002 acquisitions will be deductible for tax purposes.

The aggregate initial consideration paid by the Company for 2001 acquisitions that were accounted for as purchases was approximately $12.1 million and consisted of approximately $11.5 million in cash and $0.6 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness in the aggregate amount of approximately $4.9 million.

The purchase prices for all acquisitions accounted for as purchases have been allocated to the assets acquired and liabilities assumed based on their respective fair values at their respective acquisition dates. Purchase price allocations are subject to change when additional information concerning asset and liability valuations are completed. The preliminary purchase price allocations that are subject to change primarily consist of rental and non-rental equipment valuations. These allocations are finalized within 12 months of the acquisition date and are not expected to result in significant differences between the preliminary and final allocations.

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2002 and 2001 as though each acquisition described above was made on January 1, 2001.

(In thousands, except per share data)	2002	2001
Revenues	$2,851,853	$3,000,196
Income (loss) before cumulative effect of change in accounting principle	(108,871)	114,023
Basic earnings (loss) available to common stockholders before cumulative effect of change in accounting principle per share	$(0.97)	$1.58
Diluted earnings (loss) available to common stockholders before cumulative effect of change in accounting principle per share	$(0.97)	$1.21

The unaudited pro forma results are based upon certain assumptions and estimates which are subject to change. These results are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

The acquisition made in 2003 had an insignificant impact on the Company's pro forma results of operations for the year ended December 31, 2003. Therefore, pro forma results of operations for such year are not shown.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the Company's carrying amount of goodwill for 2003 are as follows:

(In thousands)	
Balance at December 31, 2002	$1,705,191
Impairment charges	(296,873)
Foreign currency translation and other adjustments	26,985
Goodwill related to acquisitions	2,506
Balance at December 31, 2003	**$1,437,809**

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" issued by the Financial Accountants Standards Board ("FASB"). Under this standard, goodwill, which was previously amortized over 40 years, is no longer amortized. The Company amortized approximately $58.4 million of goodwill in 2001. The Company's approximately $3.2 million of other intangible assets will continue to be amortized over their estimated useful lives. The Company is required to periodically review its goodwill for impairment. In general, this means that the Company must determine whether the fair value of the goodwill, calculated in accordance with applicable accounting standards, is at least equal to the recorded value shown on its balance sheet. If the fair value of the goodwill is less than the recorded value, the Company is required to write off the excess goodwill as an expense.

The Company completed its initial impairment analysis in the first quarter of 2002 and recorded a non-cash charge of approximately $348.9 million ($288.3 million, net of tax). The charge associated with the initial impairment analysis is reflected on the Company's statement of operations as a "Cumulative Effect of Change in Accounting Principle." The Company completed subsequent impairment analyses in the fourth quarter of 2002 and fourth quarter of 2003 and recorded additional non-cash impairment charges. The additional charge in the fourth quarter of 2002 was approximately $247.9 million ($198.8 million, net of tax), and the additional charge in the fourth quarter of 2003 was approximately $296.9 million ($238.9 million, net of tax). These charges are reflected on the Company's statement of operations as "goodwill impairment."

The impairment charges recognized in 2003 and 2002 related to certain branches that decreased in value. The factors that negatively affected the value of these branches included the following: (i) continued weakness in private non-residential construction spending which negatively affected the earnings of the Company's branches; and (ii) to a lesser extent, operational weakness at some branches and increased competition for some branches. Fair values used in impairment testing were based upon valuation techniques using multiples of earnings and revenues.

The Company is required to review its goodwill for further impairment at least annually. The Company tests for goodwill impairment on a branch-by-branch basis rather than on an aggregate basis. This means that a goodwill write-off is required even if only one or a limited number of the Company's branches has impairment as of the annual testing date or at any other date when an indicator of impairment may exist and even if there is no impairment for all the Company's branches on an aggregate basis. In addition, the Company assesses impairment solely on the basis of recent historical performance and without reference to expected future performance. This means that, if the historical data for a branch indicates impairment, a goodwill write-off is required even when the Company believes that branch's future performance will be significantly better. The fact that the Company tests for impairment on a branch-by-branch basis and uses only historical financial data in assessing impairment increases the likelihood that the Company will be required to take additional non-cash goodwill write-offs in the future, although it cannot quantify at this time the magnitude of any future write-offs. Future goodwill write-offs, if required, may have a material adverse effect on the Company's results.

The reconciliation of previously reported net income and earnings per share to adjusted net income and earnings per share excluding goodwill amortization is as follows for the years ended December 31, 2003, 2002 and 2001:

(In thousands, except per share data)	2003	2002	2001
Income (loss) before cumulative effect of change in accounting principle	$(258,581)	$(109,486)	$111,256
Goodwill amortization expense, net of tax			47,046
Adjusted income (loss) before cumulative effect of change in accounting principle	$(258,581)	$(109,486)	$158,302
Net income (loss)	$(258,581)	$(397,825)	$111,256
Goodwill amortization expense, net of tax			47,046
Adjusted net income (loss)	$(258,581)	$(397,825)	$158,302
Earnings (loss) per share—basic:			
Income (loss) available to common stockholders before cumulative effect of change in accounting principle	$(3.35)	$(0.98)	$1.54
Goodwill amortization expense, net of tax			0.65
Adjusted income (loss) available to common stockholders before cumulative effect of change in accounting principle	$(3.35)	$(0.98)	$2.19
Income (loss) available to common stockholders	$(3.35)	$(4.78)	$1.54
Goodwill amortization expense, net of tax			0.65
Adjusted income (loss) available to common stockholders	$(3.35)	$(4.78)	$2.19
Earnings (loss) per share—diluted:			
Income (loss) available to common stockholders before cumulative effect of change in accounting principle	$(3.35)	$(0.98)	$1.18
Goodwill amortization expense, net of tax			0.49
Adjusted income (loss) available to common stockholders before cumulative effect of change in accounting principle	$(3.35)	$(0.98)	$1.67
Income (loss) available to common stockholders	$(3.35)	$(4.78)	$1.18
Goodwill amortization expense, net of tax			0.49
Adjusted income (loss) available to common stockholders	$(3.35)	$(4.78)	$1.67

Other intangible assets consist of non-compete agreements and are amortized over periods ranging from three to eight years. The cost of other intangible assets and the related accumulated amortization as of December 31, 2003 were $18.2 million and $15.0 million, respectively, and as of December 31, 2002 were $17.0 million and $11.2 million, respectively. Amortization expense of other intangible assets was $4.2 million, $3.5 million and $3.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. The weighted-average remaining period of amortization as of December 31, 2003 is approximately 14 months.

As of December 31, 2003, estimated amortization expense of other intangible assets for each of the next five years is as follows:

(In thousands)	
2004	$1,653
2005	867
2006	490
2007	95
2008	83
Thereafter	37
	$3,225

5. RESTRUCTURING CHARGES

The Company adopted a restructuring plan in 2001 and a second restructuring plan in 2002 as described below. In connection with these plans, the Company recorded restructuring charges of $28.9 million in 2001 (including a non-cash component of approximately $10.9 million) and $28.3 million in the fourth quarter of 2002 (including a non-cash component of approximately $2.5 million).

The 2001 plan involved the following principal elements: (i) 31 underperforming branches were closed or consolidated with other locations; (ii) five administrative offices were closed or consolidated with other locations; (iii) the reduction of the Company's workforce by 489 through the termination of branch and administrative personnel; and (iv) certain information technology hardware and software was no longer used.

The 2002 plan involved the following principal elements: (i) 40 underperforming branches and five administrative offices were closed or consolidated with other locations; (ii) the reduction of the Company's workforce by 412 through the termination of branch and administrative personnel; and (iii) a certain information technology project was abandoned.

The costs to vacate facilities primarily represent the payment of obligations under leases offset by estimated sublease opportunities, the write-off of capital improvements made to such facilities and the write-off of related goodwill (only in 2001). The workforce reduction costs primarily represent severance. The information technology costs represent the payment of obligations under equipment leases relating to the abandonment of certain information technology projects.

The aggregate balance of the 2001 and 2002 charges was $17.3 million as of December 31, 2003. The Company estimates that approximately $6.8 million of this amount will be incurred by December 31, 2004 and approximately $10.5 million in future periods.

Components of the restructuring charges are as follows:

(In thousands)	Balance December 31, 2002	Activity in 2003	**Balance December 31, 2003**
Costs to vacate facilities	$22,258	$7,298	**$14,960**
Workforce reduction costs	3,462	1,706	**1,756**
Information technology costs	1,395	782	**613**
	$27,115	$9,786	**$17,329**

6. RENTAL EQUIPMENT

Rental equipment consists of the following:

	December 31	
(In thousands)	**2003**	2002
Rental equipment	**$2,957,506**	$2,682,258
Less accumulated depreciation	**(886,014)**	(836,583)
Rental equipment, net	**$2,071,492**	$1,845,675

7. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31	
(In thousands)	**2003**	2002
Land	**$ 48,975**	$ 46,623
Buildings	**103,613**	94,842
Transportation equipment	**290,533**	278,853
Machinery and equipment	**45,337**	45,086
Furniture and fixtures	**76,616**	73,722
Leasehold improvements	**74,651**	70,545
	639,725	609,671
Less accumulated depreciation and amortization	**(233,124)**	(184,319)
Property and equipment, net	**$ 406,601**	$ 425,352

8. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31	
(In thousands)	**2003**	2002
Accrued incentive compensation	**$ 26,808**	$ 30,397
Accrued insurance	**46,188**	22,226
Accrued interest	**48,866**	49,639
Restructuring accrual	**17,329**	27,115
Deferred revenue	**18,656**	3,178
Other	**68,933**	54,524
	$226,780	$187,079

9. DEBT

Debt consists of the following:

	December 31	
(In thousands)	**2003**	2002
Credit Facility, interest payable at a weighted average rate of 5.3% at December 31, 2003 and 2002	**$ 52,592**	$ 45,332
Term Loan, interest payable at 4.2% and at 4.8% at December 31, 2003 and 2002, respectively	**639,033**	639,033
9½% Senior Subordinated Notes, interest payable semi-annually		200,000
8.8% Senior Subordinated Notes, interest payable semi-annually		202,153
9¼% Senior Subordinated Notes, interest payable semi-annually	**300,000**	300,000
9% Senior Subordinated Notes, interest payable semi-annually	**250,000**	250,000
7¾% Senior Subordinated Notes, interest payable semi-annually	**525,000**	
10¾% Senior Notes, interest payable semi-annually	**860,934**	653,795
1⅞% Convertible Senior Subordinated Notes, interest payable semi-annually	**143,750**	
Receivables securitization, interest payable at 2.2% at December 31, 2002		160,501
Other debt, including capital leases, interest payable at various rates ranging from 5% to 10% at December 31, 2003 and 2002, due through 2009	**45,779**	61,984
	$2,817,088	$2,512,798

REFINANCING TRANSACTIONS

Refinancing Transaction in 2001. The Company refinanced outstanding secured indebtedness of approximately $1,664.5 million and obligations under a synthetic lease of $31.2 million with proceeds from a new senior secured credit facility and the issuance of senior notes. As a result of the refinancing, the Company recorded a charge of approximately $18.1 million ($11.3 million, net of tax), primarily related to the write-off of financing fees and a charge of approximately $7.8 million related to refinancing costs of the synthetic lease. These charges were recorded in "other (income) expense, net."

Refinancing Transaction in 2002. The Company used net proceeds from the issuance of senior notes to: (i) repay approximately $99.7 million of outstanding indebtedness under the Company's then existing term loan; and (ii) repay approximately $99.7 million of outstanding borrowings under the revolving credit facility. As a result of the refinancing, the Company recorded in "other (income) expense" a charge of approximately $1.6 million ($0.9 million, net of tax) related to the write-off of financing fees.

Refinancing Transactions in 2003. During the fourth quarter of 2003, the Company refinanced $405 million of its debt and bought-out equipment leases. As part of these transactions, the Company:

- sold approximately $144 million of 1⅞% Convertible Senior Subordinated Notes Due 2023;
- sold $525 million of 7¾% Senior Subordinated Notes Due 2013;

- redeemed $205 million principal amount of the Company's outstanding 8.8% Senior Subordinated Notes Due 2008 (the "8.8% Notes");
- redeemed $200 million principal amount of the Company's outstanding 9½% Senior Subordinated Notes Due 2008 (the "9½% Notes"); and
- paid approximately $347 million for the buy-out of equipment leases.

As a result of the transactions discussed above, the Company recorded in "other (income) expense" a charge of $28.9 million ($17.1 million, net of tax) in connection with the redemption of the notes and a charge of $95.1 million ($57.7 million, net of tax) in connection with the buy-out of equipment leases. The charge relating to the redemption of notes primarily reflects the redemption price premium and the write-off of financing fees relating to such notes. The charge relating to the buy-out of equipment leases primarily reflects the excess of the buy-out price over the fair value of the equipment purchased, early termination fees and the write-off of financing fees related to such leases.

Refinancing Transactions in First Quarter of 2004. During the first quarter of 2004, the Company refinanced approximately $2.1 billion of its debt. As part of this refinancing, the Company:

- obtained a new senior secured credit facility to replace the senior secured credit facility the Company previously had in place;
- sold $1 billion of 6½% Senior Notes Due 2012;
- sold $375 million of 7% Senior Subordinated Notes Due 2014;
- repaid $639 million of term loans and $52 million of borrowings that were outstanding under the old credit facility;
- repurchased $845 million principal amount of the Company's 10¾% Senior Notes Due 2008 (the "10¾% Notes"), pursuant to a tender offer;
- redeemed $300 million principal amount of the Company's outstanding 9¼% Senior Subordinated Notes Due 2009 (the "9¼% Notes"); and
- called for redemption $250 million principal amount of the Company's outstanding 9% Senior Subordinated Notes Due 2009 (with such redemption scheduled to be completed on April 1, 2004).

In connection with the refinancings in the first quarter of 2004, the Company will incur aggregate pre-tax charges in 2004 of approximately $175 million to $185 million attributable to: (i) the redemption premium for notes redeemed as part of the refinancing; and (ii) the write-off of previously capitalized costs relating to the debt refinanced.

INFORMATION CONCERNING DEBT OUTSTANDING AS OF DECEMBER 31, 2003

1⅞% Convertible Senior Subordinated Notes. In October and December 2003, URI issued approximately $144 million aggregate principal amount of 1⅞% Convertible Senior Subordinated Notes (the "1⅞% Convertible Notes") which are due October 15, 2023. The net proceeds from the sale of the 1⅞% Convertible Notes were approximately $140 million (after deducting the initial purchasers' discount and offering expenses). The 1⅞% Convertible Notes are unsecured and are guaranteed by Holdings. Holders of the 1⅞% Convertible Notes may convert them into shares of Holdings' common stock prior to their maturity at a conversion price of approximately $25.67 per share (subject to adjustment in certain circumstances), unless the 1⅞% Convertible Notes have previously been redeemed or repurchased, if: (i) the price of Holdings' common stock reaches a specific threshold; (ii) the 1⅞% Convertible Notes are called for redemption; (iii) specified corporate transactions occur or; (iv) the trading price of the 1⅞% Convertible Notes falls below certain thresholds. The 1⅞% Convertible Notes mature on October 15, 2023 and may be redeemed by URI on or after October 20, 2010, at 100.0% of the principal amount. Holders of the 1⅞% Convertible Notes may require URI to repurchase all or a portion of the 1⅞% Convertible Notes in cash on each of October 15, 2010, October 15, 2013 and October 15, 2018 at 100.0% of the principal amount of the 1⅞% Convertible Notes to be repurchased.

7¾% Senior Subordinated Notes. In November 2003, URI issued $525 million aggregate principal amount of 7¾% Senior Subordinated Notes (the "7¾% Notes") which are due November 15, 2013. The net proceeds from the sale of the 7¾% Notes were approximately $523 million (after deducting the initial purchasers' discount and offering expenses). The 7¾% Notes are unsecured and are guaranteed by Holdings and, subject to limited exceptions, URI's domestic subsidiaries. The 7¾% Notes mature on November 15, 2013 and may be redeemed by URI on or after November 15, 2008, at specified redemption prices that range from 103.875% in 2008 to 100.0% in 2011 and thereafter. In addition, on or prior to November 15, 2006, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 7¾% Notes at a redemption price of 107.75%. The indenture governing the 7¾% Notes contains certain restrictive covenants, including limitations on: (i) additional indebtedness; (ii) restricted payments; (iii) liens; (iv) dividends and other payments; (v) preferred stock of certain subsidiaries; (vi) transactions with affiliates; (vii) the disposition of proceeds of asset sales; and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

10¾% Senior Notes. The Company issued an aggregate of $860 million principal amount of 10¾% Notes which are due April 15, 2008 in three separate transactions in 2001, 2002 and 2003. As part of the refinancing transaction in the first quarter of 2004, the Company repurchased through a tender offer substantially all of the 10¾% Notes and, as a result, only approximately $15 million principal amount of these notes were outstanding as of March 1, 2004.

Other Senior Subordinated Notes. The 9¼% Senior Subordinated Notes and the 9% Senior Subordinated Notes shown in the debt table above were redeemed or called for redemption as part of the 2004 refinancing described above and, as a result, are no longer outstanding.

Old Revolving Credit Facility. As of December 31, 2003, the Company had a revolving credit facility that enabled URI to borrow up to $650 million on a revolving basis and enabled one of its Canadian subsidiaries to borrow up to $100 million (provided that the aggregate borrowings of URI and the Canadian subsidiary did not exceed $650 million). Up to $250 million of the revolving credit facility was available in the form of letters of credit ($187 million outstanding as of December 31, 2003). This facility was repaid and replaced by a new facility in connection with the 2004 refinancing described above.

Old Term Loan. As of December 31, 2003, the Company had a $639 million term loan. This loan was repaid and replaced with a new term loan in connection with the 2004 refinancing described above.

Receivables Securitization. On June 17, 2003, the Company obtained a new accounts receivable securitization facility under which one of its subsidiaries can borrow up to $250 million based upon a qualifying collateral pool of accounts receivable. Upon obtaining this facility, the Company terminated its existing accounts receivable securitization facility.

The borrowings under the new facility and the receivables in the collateral pool are included in the liabilities and assets, respectively, reflected on the Company's consolidated balance sheet. However, such assets are only available to satisfy the obligations of the borrower subsidiary. Key terms of this facility include:

- borrowings may be made only to the extent that the face amount of the receivables in the collateral pool exceeds the outstanding loans by a specified amount;
- the facility is structured so that the receivables in the collateral pool are the lenders' only source of repayment;
- prior to expiration or early termination of the facility, amounts collected on the receivables may, subject to certain conditions, be retained by the borrower, provided that the remaining receivables in the collateral pool are sufficient to secure the then outstanding borrowings; and
- after expiration or early termination of the facility, no new amounts will be advanced under the facility and collections on the receivables securing the facility will be used to repay the outstanding borrowings.

Outstanding borrowings under the facility generally accrue interest at the commercial paper rate plus 1%. However, after expiration or early termination of the facility, outstanding borrowings will accrue interest at 0.5% plus the greater of: (i) the prime rate; and (ii) the Federal Funds Rate plus 0.5%. The Company is also required to pay a commitment fee of 0.45% per annum in respect of undrawn commitments under the facility. As of December 31, 2003, there was no amount outstanding under the facility. As of December 31, 2002, the outstanding borrowings under the facility were approximately $160.5 million and the aggregate face amount of the receivables in the collateral pool was approximately $346.8 million.

The agreement governing this facility is scheduled to expire on September 30, 2006. However, the lenders under this facility, at their option, may terminate the facility earlier upon the occurrence of certain events, including: (i) the long-term senior secured debt rating of URI or, subject to certain conditions, Holdings, is downgraded to be at or below "B" by Standard & Poor's Rating Services; (ii) the long-term senior unsecured debt rating of URI or, subject to certain conditions, Holdings, is downgraded to be at or below "CCC+" by Standard & Poor's Rating Services; (iii) the long-term issuer rating of URI or, subject to certain conditions, Holdings, is downgraded to be at or below "Caa" by Moody's Investors Service; (iv) the long-term senior implied rating of URI or, subject to certain conditions, Holdings, is downgraded to be at or below "B3" by Moody's Investors Service; or (v) either Standard & Poor's Rating Services or Moody's Investors Service ceases to provide any such rating.

INFORMATION CONCERNING DEBT INCURRED SUBSEQUENT TO DECEMBER 31, 2003

7% Senior Subordinated Notes. In January 2004 as part of the refinancing in 2004 described above, URI issued $375 million aggregate principal amount of 7% Senior Subordinated Notes (the "7% Notes") which are due February 15, 2014. The net proceeds from the sale of the 7% Notes were approximately $369 million (after deducting the initial purchasers' discount and offering expenses). The 7% Notes are unsecured and are guaranteed by Holdings and, subject to limited exceptions, URI's domestic subsidiaries. The 7% Notes mature on February 15, 2014 and may be redeemed by URI on or after February 15, 2009, at specified redemption prices that range from 103.5% in 2009 to 100.0% in 2012 and thereafter. In addition, on or prior to February 15, 2007, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 7% Notes at a redemption price of 107.0%. The indenture governing the 7% Notes contains certain restrictive covenants, including limitations on: (i) additional indebtedness; (ii) restricted payments; (iii) liens; (iv) dividends and other payments; (v) preferred stock of certain subsidiaries; (vi) transactions with affiliates; (vii) the disposition of proceeds of asset sales; and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

6½% Senior Notes. In February 2004 as part of the refinancing in 2004 described above, URI issued $1 billion aggregate principal amount of 6½% Senior Notes (the "6½% Notes") which are due February 15, 2012. The net proceeds from the sale of the 6½% Notes were approximately $984 million (after deducting the initial purchasers' discount and offering expenses). The 6½% Notes are unsecured and are guaranteed by Holdings. The 6½% Notes mature on February 15, 2012 and may be redeemed by URI on or after February 15, 2008, at specified redemption prices that range from 103.25% in 2008 to 100.0% in 2010 and thereafter. In addition, on or prior to February 15, 2007, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 6½% Notes at a redemption price of 106.5%. The indenture governing the 6½% Notes contains certain restrictive covenants, including limitations on: (i) additional indebtedness; (ii) restricted payments; (iii) liens; (iv) dividends and other payments; (v) preferred stock of certain subsidiaries; (vi) transactions with affiliates; (vii) the disposition of proceeds of asset sales; (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets; and (ix) sale-leaseback transactions.

New Credit Facility. In the first quarter of 2004, as part of the refinancing in 2004 described above, the Company obtained a new senior secured credit facility. The new facility includes: (i) a $650 million revolving credit facility; (ii) a $150 million institutional letter of credit facility; and (iii) a $750 million term loan. The revolving credit facility, institutional letter of credit facility and term loan are governed by the same credit agreement. Set forth below is certain additional information concerning the revolving credit facility, institutional letter of credit facility and term loan.

Revolving Credit Facility. The revolving credit facility enables URI to borrow up to $650 million on a revolving basis and enables certain of the Company's Canadian subsidiaries to borrow up to $150 million (provided that the aggregate borrowings of URI and the Canadian subsidiaries may not exceed $650 million). A portion of the revolving credit facility, up to $250 million, is available in the form of letters of credit. The revolving credit facility is scheduled to mature and terminate in February 2009.

Institutional Letter of Credit Facility ("ILCF "). The ILCF provides for up to $150 million in letters of credit. The ILCF is in addition to the letter of credit capacity under the revolving credit facility. The total combined letter of credit capacity under the revolving credit facility and the ILCF is $400 million. Subject to certain conditions, all or part of the ILCF may be converted into term loans. The ILCF is scheduled to terminate in February 2011.

Term Loan. The term loan will be obtained in two draws. An initial draw of $550 million was obtained upon the closing of the credit facility in February 2004, and an additional $200 million is expected to be obtained on April 1, 2004. Amounts repaid in respect of the term loan may not be reborrowed.

The term loan must be repaid in installments as follows: (i) during the period from and including June 30, 2004 to and including March 31, 2010, URI must repay on each March 31, June 30, September 30 and December 31 of each year an amount equal to one-fourth of 1% of the original aggregate principal amount of the term loan; and (ii) URI must repay on each of June 30, 2010, September 30, 2010, December 31, 2010, and February 14, 2011 an amount equal to 23.5% of the original aggregate principal amount of the term loan.

Interest. As of February 2004, borrowings by URI under the revolving credit facility accrue interest, at URI's option, at either (a) the ABR rate (which is equal to the greater of: (i) the Federal Funds Rate plus 0.5%; and (ii) JPMorgan Chase Bank's prime rate) plus a margin of 1.25%, or (b) an adjusted LIBOR rate plus a margin of 2.25%. The above interest rate margins are adjusted quarterly based on the Company's Funded Debt to Cash Flow Ratio, up to the maximum margins described in the preceding sentence and down to minimum margins of 0.75% and 1.75% for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively.

As of February 2004, Canadian dollar borrowings under the revolving credit facility accrue interest, at the borrower's option, at either (a) the Canadian prime rate (which is equal to the greater of: (i) the CDOR rate plus 1%; and (ii) JPMorgan Chase Bank, Toronto Branch's prime rate) plus a margin of 1.25%, or (b) the B/A rate (which is equal to JPMorgan Chase Bank, Toronto Branch's B/A rate) plus a margin of 2.25%. These above interest rate margins are adjusted quarterly based on the Company's Funded Debt to Cash Flow Ratio, up to the maximum margins described in the preceding sentence and down to minimum margins of 0.75% and 1.75% for revolving loans based on the Canadian prime rate and the B/A rate, respectively.

URI is also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

As of February 2004, borrowings under the term loan accrue interest, at URI's option, at either (a) the ABR rate (which is equal to the greater of: (i) the Federal Funds Rate plus 0.5%; and (ii) JPMorgan Chase Bank's prime rate) plus a margin of 1.25%; or (b) an adjusted LIBOR rate plus a margin of 2.25% (which margins may be reduced to 1.00% and 2.00%, respectively, for certain periods based on the Company's Funded Debt to Cash Flow Ratio).

If at any time an event of default under the credit agreement exists, the interest rate applicable to each revolving loan and term loan will be based on the highest margins described above plus 2%.

URI is required to pay a fee which accrues at the rate of 0.10% per annum on the amount of the ILCF. In addition, URI is required to pay participation fees and fronting fees in respect of letters of credit. For letters of credit obtained under the ILCF, these fees accrue at the rate of 2.25% and 0.25% per annum, respectively.

Covenants. Under the agreement governing the Company's senior secured credit facility, the Company is required to, among other things, satisfy certain financial tests relating to: (i) interest coverage ratio; (ii) the ratio of funded debt to cash flow; (iii) the ratio of senior secured debt to tangible assets; and (iv) the ratio of senior secured debt to cash flow. If the Company is unable to satisfy any of these covenants, the lenders could elect to terminate the credit facility and require the Company to repay the outstanding borrowings under the credit facility. The Company is also subject to various other covenants under the agreements governing its credit facility and other indebtedness. These covenants limit or prohibit, among other things, the Company's ability to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, create liens, make acquisitions, sell assets and engage in mergers and acquisitions.

Interest Rate Swap Agreements. As of December 31, 2003, the Company had outstanding interest rate swap agreements that converted $1,160 million of its fixed rate notes to floating rate instruments. The fixed rate notes being converted consisted of: (i) $300 million of 9¼% senior subordinated notes through 2009; (ii) $210 million of December 2002 issued 10¾% senior notes through 2008; (iii) $200 million of April 2003 issued 10¾% senior notes through 2008; (iv) $200 million of 9% senior subordinated notes through 2009; and (v) $250 million of 7¾% senior subordinated notes through 2013.

Subsequent to December 31, 2003, as part of the refinancing in 2004 described above, the Company terminated certain of the swap agreements described above and entered into certain new swap agreements. As of March 1, 2004, the Company had swap agreements with an aggregate notional amount of $1,145 million. The effect of these agreements is to convert $1,145 million of the Company's fixed rate notes to floating rate instruments. The fixed rate notes converted consist of: (i) $245 million of our 6½% senior notes through 2012; (ii) $525 million of our 7¾% senior subordinated notes through 2013; and (iii) $375 million of our 7% senior subordinated notes through 2014. The Company's swap agreements that convert its fixed rate notes to floating rate instruments are designated as fair value hedges. Changes in the fair values of the Company's fair value hedges, as well as the offsetting fair value changes in the hedged items, are recorded on the statement of operations. There is no ineffectiveness related to the Company's hedges.

Maturities. Maturities of the Company's debt for each of the next five years and thereafter at December 31, 2003, as adjusted to give effect to the refinancing transactions in the first quarter of 2004 described above, are as follows:

(In thousands)	
2004	$ 25,501
2005	17,470
2006	13,233
2007	10,840
2008	23,644
Thereafter	2,909,290

10. INCOME TAXES

The provision for federal, state and provincial income taxes is as follows:

	Year Ended December 31		
(In thousands)	**2003**	2002	2001
Domestic federal:			
Current			
Deferred	**$(58,423)**	$ 3,963	$75,180
	(58,423)	3,963	75,180
Domestic state:			
Current	**419**	1,057	1,978
Deferred	**(15,551)**	(1,825)	4,138
	(15,132)	(768)	6,116
Total domestic	**(73,555)**	3,195	81,296
Foreign federal:			
Current	**1,878**	1,529	1,626
Deferred	**2,277**	2,109	1,603
	4,155	3,638	3,229
Foreign provincial:			
Current			
Deferred	**1,460**	1,269	693
	1,460	1,269	693
Total foreign	**5,615**	4,907	3,922
	$(67,940)	$ 8,102	$85,218

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes and extraordinary item is as follows:

	Year Ended December 31		
(In thousands)	**2003**	2002	2001
Computed tax at statutory tax rate	**$(114,283)**	$(35,483)	$68,737
State income taxes, net of federal tax benefit	**(9,835)**	(499)	3,824
Non-deductible goodwill	**51,424**	42,679	11,723
Other	**4,754**	1,405	934
	$ (67,940)	$ 8,102	$85,218

The components of deferred income tax assets (liabilities) are as follows:

	December 31	
(In thousands)	**2003**	2002
Property and equipment	**$(572,437)**	$(539,431)
Intangibles	**62,291**	32,799
Reserves and allowances	**53,768**	57,057
Net operating loss and credit carryforwards	**280,585**	221,905
Other	**10,741**	2,083
	$(165,052)	$(225,587)

The deferred tax assets and liabilities at December 31, 2003 include the effects of certain reclassifications related to differences between the income tax provisions and tax returns for prior years. These reclassifications had no effect on net income. In addition to the deferred tax liabilities described above, the Company has reserves for certain tax-related matters resulting from its acquisitions.

For financial reporting purposes, income before income taxes and cumulative effect of change in accounting principle for the Company's foreign subsidiaries was $5.1 million, $9.2 million and $8.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, unremitted earnings (deficit) of foreign subsidiaries were approximately $(2.2) million and $(1.7) million, respectively. Since it is the Company's intention to indefinitely reinvest these earnings, no United States taxes have been provided. Determination of the amount of unrecognized deferred tax liability on these unremitted taxes is not practicable.

The Company has net operating loss carryforwards ("NOLs") of $635 million for federal income tax purposes that expire through 2023. The Company has not recorded a valuation allowance against its deferred tax assets because it is deemed likely that such benefit will be realized in the future.

11. SUBORDINATED CONVERTIBLE DEBENTURES

In August 1998, a subsidiary trust (the "Trust") of Holdings issued and sold in a private offering (the "Preferred Securities Offering") $300 million of 30 year, 6½% Convertible Quarterly Income Preferred Securities (the "Preferred Securities"). The Trust used the proceeds from the Preferred Securities Offering to purchase 6½% convertible subordinated debentures due 2028 (the "Debentures") from Holdings which resulted in Holdings receiving all of the net proceeds of the Preferred Securities Offering. Holdings in turn contributed the net proceeds of the Preferred Securities Offering to URI. The Preferred Securities are non-voting securities, carry a liquidation value of $50 per security and are convertible into the Company's common stock at an initial rate of 1.146 shares per security (equivalent to an initial conversion price of $43.63 per share). They are convertible at any time at the holders' option and are redeemable, at the Company's option, after three years, subject to certain conditions.

Holders of the Preferred Securities are entitled to preferential cumulative cash distributions from the Trust at an annual rate of 6½% of the liquidation value, accruing from the original issue date and payable quarterly in arrears beginning February 1, 1999. The distribution rate and dates correspond to the interest rate and payment dates on the Debentures. Holdings may defer interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the maturity date of the Debentures. If interest payments on the Debentures are deferred, so are the payments on the Preferred Securities. Under this circumstance, Holdings will be prohibited from paying dividends on any of its capital stock or making payments with respect to its debt that rank pari passu with or junior to the Debentures.

In accordance with FIN 46, the Company is considered to hold a variable interest in the Trust. Since no one party holds a majority of the Preferred Securities, the Company is not deemed to be the primary beneficiary. Additionally, the Trust's common stock equity held by the Company would not be considered at risk and therefore, the common stock equity would not absorb any expected losses of the Trust. Accordingly, the Company does not have a significant variable interest in the Trust. Therefore, as of December 31, 2003, the Company deconsolidated the Trust upon adoption of FIN 46 thereby removing the amount previously recorded as Company-obligated mandatorily redeemable securities of a subsidiary trust and no longer eliminating the Debentures, the result of which is recognition of subordinated convertible debentures as a component of the Company's liabilities. As of December 31, 2003, upon the deconsolidation of the Trust, the Company had recorded on its balance sheets, in prepaid expenses and other assets, an investment in the Trust of approximately $8.2 million.

Holdings has executed a guarantee with regard to payment of the Preferred Securities to the extent that the Trust has insufficient funds to make the required payments.

12. SERIES A, B, C AND D PREFERRED STOCK

SERIES A PREFERRED AND SERIES B PREFERRED

The Company sold 300,000 shares of its Series A Preferred on January 7, 1999 and sold 150,000 shares of its Series B Preferred on September 30, 1999. On September 28, 2001, the Company entered into an agreement effecting: (i) the exchange of the outstanding Series A Preferred for an equal number of shares of Series C Preferred; and (ii) the exchange of the outstanding Series B Preferred for an equal number of shares of Series D Preferred.

SERIES C PREFERRED AND SERIES D PREFERRED

There are 300,000 shares of the Company's Series C Preferred outstanding and 150,000 shares of the Company's Series D Preferred outstanding. The Series D Preferred includes 105,252 shares designated as Class D-l and 44,748 shares designated as Class D-2. The rights of the two classes of Series D Preferred are substantially the same, except that only the Class D-l has the voting rights described below.

Principal terms of the Series C Preferred and Series D Preferred include the following (subject to the special provisions described below that will apply in the event of certain Non-Approved Change of Control transactions): (i) each share is entitled to a liquidation preference of $1,000 per share; (ii) at holder's option, each share of Series C Preferred is convertible into 40 shares of common stock subject to adjustment (representing a conversion price of $25 per share based on the liquidation preference) and each share of Series D Preferred is convertible into 33⅓ shares of common stock subject to adjustment (representing a conversion price of $30 per share based on the liquidation preference); (iii) the holders of the Series C Preferred and Series D Preferred (on an as-converted basis) and the holders of the common stock vote together as a single class on all matters (except that the Series C Preferred may vote as a separate class as described in the next clause); (iv) the holders of the Series C Preferred, voting separately as a single class, may elect two directors (subject to reduction to one, if the shares of Series C Preferred owned by specified holders cease to represent, on an as-converted basis, at least eight million shares of common stock, and reduction to zero, if such shares of Series C Preferred cease to represent at least four million shares of common stock); (v) there are no stated dividends on the Series C Preferred or Series D Preferred, but the Series C Preferred and Series D Preferred, on an as converted basis, will participate in any dividends declared on the common stock; (vi) upon the occurrence of specified change of control transactions, other than a Non-Approved Change of Control (as defined below), the Company must offer to redeem the Series C Preferred and Series D Preferred at a price per share equal to the liquidation preference plus an amount equal to 6.25% of the liquidation preference compounded annually from the date of the issuance of the Series A Preferred, in the case of the Series C Preferred, and the date of the issuance of the Series B Preferred, in the case of the Series D Preferred, to the redemption date; (vii) if the Company issues for cash common stock (or a series of preferred stock convertible into common stock) and the price for the common stock is below the conversion price of the Series C Preferred, then the Company must offer to repurchase a specified portion of the outstanding Series C Preferred at the price per share set forth in the preceding clause; and (viii) if the Company issues for cash common stock (or a series of preferred stock convertible into common stock) for a price for the common stock below the conversion price of the Series D Preferred, then the Company must offer to repurchase a specified portion of the outstanding Series D Preferred at the price per share specified in the second preceding clause.

SPECIAL RIGHTS OF SERIES C PREFERRED AND SERIES D PREFERRED UPON NON-APPROVED CHANGE OF CONTROL

In general, a Non-Approved Change of Control transaction is a change of control transaction that the Board of Directors (the "Board") has disapproved and which the Board has not facilitated by such actions as weakening or eliminating the Company's Stockholder Rights Plan. If a Non-Approved Change of Control occurs, and the Board does not offer the holders of the Series C Preferred and Series D Preferred essentially the same redemption rights that apply to an Approved Change of Control transaction: (i) the holders of the Series C Preferred would elect a majority of the Board for a specified period; (ii) the holders of the Series C Preferred and Series D Preferred would be entitled to an additional 6.25% return on the liquidation preference, compounded annually from January 1999 for the Series C Preferred and from September 1999 for the Series D Preferred; (iii) after the holders of the common stock receive an amount equivalent to the liquidation preference, the holders of the Series C Preferred and Series D Preferred would share with the holders of the common stock, on an as converted basis, in any remaining amounts available for distribution; and (iv) the Series C Preferred and Series D Preferred would accrue dividends at a maximum annual rate, compounded annually, equal to 18% of the liquidation preference.

13. CAPITAL STOCK

WARRANTS

As of December 31, 2003 there were outstanding warrants to purchase an aggregate of 7,037,154 shares of common stock. The weighted average exercise price of the warrants is $11.78 per share. The warrants may be exercised through 2011 and there were 7,033,754 warrants exercisable as of December 31, 2003.

COMMON STOCK REPURCHASE PROGRAM

The Board has authorized a repurchase program under which the Company may, from time to time, repurchase shares of its common stock or securities convertible into its common stock. Under this program, the Company was given authority to make up to $200 million of purchases, during the period from May 2000 to May 2003, and up to $200 million of additional purchases, during the period from May 2003 to March 2005. Pursuant to this program, the Company: (i) during 2001, repurchased and retired 1,350,600 shares of common stock at an aggregate cost of approximately $24.8 million; (ii) during 2002, repurchased and retired 1,066,641 shares of common stock and repurchased 1,469,000 shares of its Preferred Securities at an aggregate cost of approximately $64.8 million for all the 2002 repurchases; and (iii) during 2003, repurchased 100,000 shares of its Preferred Securities at an aggregate cost of approximately $3.6 million.

2001 SENIOR STOCK PLAN

In June 2001, the Company's shareholders approved the adoption of the 2001 Senior Stock Plan. This plan provides for the awarding of common stock and other equity-linked awards to our officers, directors and a limited number of key employees. The maximum number of shares of common stock that can be issued under the plan is 4,000,000. The Company records each share that is awarded under this plan at an amount not less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after June 5, 2011. As of December 31, 2003, 2,026,592 shares had been awarded under this plan at a weighted-average price of $23.79 per share with vesting periods up to ten years. Determinations concerning the persons to receive awards, the form, amount and timing of such awards and terms and provisions of such awards are made by the Board (or a committee appointed by the Board).

2001 STOCK PLAN

In March 2001, the Company adopted the 2001 Stock Plan. This plan provides for the awarding of common stock and other equity-linked awards to certain employees (other than officers and directors) and others who render services to the Company. The maximum number of shares of common stock that can be issued under the plan is 2,000,000. The Company records each share that is awarded under this plan at an amount not less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after March 23, 2011. As of December 31, 2003, 1,712,677 shares had been awarded under this plan at a weighted-average price of $15.26 per share with vesting periods up to three and one-half years. Determinations concerning the persons to receive awards, the form, amount and timing of such awards and terms and provisions of such awards are made by the Board (or a committee appointed by the Board).

The Company records the issuance of common shares under the 2001 Senior Stock Plan and the 2001 Stock Plan at the quoted market price on the date of the grants. Amortization of deferred compensation is then recognized on a straight-line basis over the related vesting period. Amortization expense recognized for the years ended December 31, 2003 and 2002 for the awards of the above stock plans was approximately $26.4 million and $11.4 million, respectively.

1997 STOCK OPTION PLAN

The Company's 1997 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of common stock. Some or all of such options may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers, directors and employees of the Company and other persons who perform services on behalf of the Company are eligible to participate in this plan. Each option granted pursuant to this plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under this plan after August 31, 2007. As of December 31, 2003 and 2002, options to purchase an aggregate of 3,932,130 shares and 4,033,030 shares of common stock, respectively, were outstanding under this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board (or by a committee appointed by the Board).

1998 STOCK OPTION PLAN

The Company's 1998 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 4,200,000 shares of common stock. Some or all of the options issued under the 1998 Stock Option Plan may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers, directors and a limited number of key employees of the Company and its subsidiaries are eligible to participate in the 1998 Stock Option Plan. Each option granted pursuant to the 1998 Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under the 1998 Stock Option Plan after August 20, 2008. As of December 31, 2003 and 2002, options to purchase an aggregate of 2,250,000 shares were outstanding pursuant to this plan to executive officers and directors. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board (or by a committee appointed by the Board).

1998 SUPPLEMENTAL STOCK OPTION PLAN

The Company has adopted a stock option plan pursuant to which options, for up to an aggregate of 5,600,000 shares of common stock, may be granted to employees who are not officers or directors and to consultants and independent contractors who perform services for the Company or its subsidiaries. As of December 31, 2003 and 2002, options to purchase an aggregate of 4,519,421 shares and 4,752,565 shares of common stock, respectively, were outstanding pursuant to this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board (or by a committee appointed by the Board).

1997 PERFORMANCE AWARD PLAN

Effective February 20, 1997, US Rentals adopted the 1997 Performance Award Plan under which stock options and other awards could be granted to key employees and directors at prices and terms established by US Rentals at the date of grant. The options expire in 2007. As a result of the Company's merger with US Rentals, all outstanding options to purchase shares of US Rentals common stock became fully vested and were converted into options to purchase the Company's common stock. As of December 31, 2003 and 2002, options to purchase an aggregate of 1,561,123 shares were outstanding pursuant to this plan.

A summary of the transactions within the Company's stock option plans follows here and on the next page:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	17,096,095	$20.23
Granted	633,400	19.78
Exercised	(715,143)	14.24
Canceled	(592,338)	23.94
Outstanding at December 31, 2001	16,422,014	20.22
Granted	722,550	11.94
Exercised	(3,735,666)	17.32
Canceled	(812,180)	25.03
Outstanding at December 31, 2002	12,596,718	20.20
Granted	85,200	12.31
Exercised	(94,446)	12.46
Canceled	(324,798)	23.16
Outstanding at December 31, 2003	**12,262,674**	**$20.05**
Exercisable at December 31, 2003	**11,416,784**	**$20.49**

Range of Exercise Prices	Options Outstanding Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable Amount Exercisable	Weighted Average Exercise Price
$ 5.00 - $10.00	567,854	7.5 years	$ 9.69	243,406	$ 9.84
10.01 - 15.00	2,667,479	5.3 years	12.72	2,485,034	12.68
15.01 - 20.00	1,820,434	6.4 years	16.38	1,587,234	16.47
20.01 - 25.00	5,058,478	5.9 years	21.74	4,994,180	21.72
25.01 - 30.00	1,149,180	5.2 years	27.33	1,107,681	27.29
30.01 - 50.00	999,249	4.7 years	35.20	999,249	35.20
	12,262,674	5.7 years	20.05	11,416,784	20.49

At December 31, 2003 there were: (i) 7,037,154 shares of common stock reserved for the exercise of warrants; (ii) 12,262,674 shares of common stock reserved for issuance pursuant to options granted under the Company's stock option plans; (iii) 5,077,926 shares of common stock reserved for the issuance of outstanding preferred securities of a subsidiary trust; (iv) 17,000,000 shares of common stock reserved for the issuance of Series C and Series D preferred stock; and (v) 5,802,845 shares of common stock reserved for the conversion of convertible debt.

Stockholders' Rights Plan. The Company adopted a Stockholders' Rights Plan on September 28, 2001. This plan and other provisions of the Company's charter and bylaws may have the effect of deferring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the shareholders of the Company might otherwise receive a premium for their shares over then current market prices. The rights expire on September 27, 2011.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table sets forth the components of the Company's accumulated other comprehensive income (loss):

(In thousands)	Foreign Currency Translation Adjustments	Derivatives Qualifying as Hedges	Accumulated Other Comprehensive Income/(Loss)
Balance at December 31, 2000	$ (6,947)		$ (6,947)
2001 activity	(16,137)	$(7,043)	(23,180)
Balance at December 31, 2001	(23,084)	(7,043)	(30,127)
2002 activity	2,484	795	3,279
Balance at December 31, 2002	(20,600)	(6,248)	(26,848)
2003 activity	45,699	6,248	51,947
Balance at December 31, 2003	**$ 25,099**	—	**$ 25,099**

15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except share and per share data)	Year Ended December 31 2003	2002	2001
Numerator:			
Income (loss) before cumulative effect of change in accounting principle ...	**$(258,581)**	$(109,486)	$111,256
Plus: Liquidation preference in excess of amounts paid for convertible preferred securities	**896**	35,339	
Income (loss) available to common stockholders	**$(257,685)**	$ (74,147)	$111,256
Denominator:			
Denominator for basic earnings per share—weighted-average shares ...	**76,959,151**	75,787,693	72,141,128
Effect of dilutive securities:			
Employee stock options	**431,481**	1,162,530	1,507,820
Warrants	**1,754,884**	2,780,047	3,738,239
Series C Preferred	**12,000,000**	12,000,000	12,000,000
Series D Preferred	**5,000,000**	5,000,000	5,000,000
Denominator for dilutive earnings per share—adjusted weighted-average shares	**96,145,516**	96,730,270	94,387,187
Earnings (loss) per share—basic:			
Income (loss) available to common stockholders before cumulative effect of change in accounting principle	**$(3.35)**	$(0.98)	$1.54
Cumulative effect of change in accounting principle, net		(3.80)	
Income (loss) available to common stockholders	**$(3.35)**	$(4.78)	$1.54
Earnings (loss) per share—diluted:			
Income (loss) available to common stockholders before cumulative effect of change in accounting principle	**$(3.35)**	$(0.98)	$1.18
Cumulative effect of change in accounting principle, net		(3.80)	
Income (loss) available to common stockholders	**$(3.35)**	$(4.78)	$1.18

The diluted share base for years where the numerator represents a loss excludes incremental weighted shares for the above-captioned "—Effect of dilutive securities" due to their antidilutive effect.

For the year ended December 31, 2003, the approximate 5.6 million shares that are potentially issuable upon conversion of all of the Company's 1⅞% Convertible Notes that were issued in 2003 are not included in the Company's calculation of earnings per share because such notes are only convertible if specified conditions are satisfied and none of such conditions have to date been met. See Note 9 for further information. For the years ended December 31, 2003, 2002 and 2001, the shares that are potentially issuable upon conversion of the Preferred Securities are not included in the Company's calculation of earnings per share because of their antidilutive effect. See Note 11 for further information.

16. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases rental equipment, real estate and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Future minimum lease payments, by year and in the aggregate, for non-cancelable operating leases with initial or remaining terms of one year or more are as follows at December 31, 2003:

(In thousands)	Real Estate Leases	Rental Equipment Leases	Other Equipment Leases
2004	$ 66,139	$ 64,099	$23,384
2005	59,816	38,628	12,486
2006	54,750	41,558	9,181
2007	50,237	18,304	5,080
2008	40,449	8,737	3,272
Thereafter	102,966	4,523	382
	$374,357	$175,849	$53,785

As part of certain of its equipment operating leases, the Company guarantees that the value of the equipment at the end of the lease term will not be less than a specified projected residual value. The use of these guarantees helps to lower the Company's monthly operating lease payments. The Company does not know at this time the extent to which the actual residual values may be less than the guaranteed residual values and, accordingly, cannot quantify the amount that it will be required to pay, if any, under these guarantees. If the actual residual value for all equipment subject to such guarantees were to be zero, then the Company's maximum potential liability under these guarantees would be approximately $36.5 million. This potential liability was not reflected on the Company's balance sheet as of December 31, 2003, or any prior date.

The Company was the seller-lessee in sale-leaseback transactions with unrelated third parties in which it sold rental equipment for aggregate proceeds of $3.4 million in 2002 and rental equipment and real estate for aggregate proceeds of $51.0 million in 2001. For the 2002 transactions, the Company leased back the rental equipment for a minor period of one to eight months. For the 2001 transactions, the Company leased back the real estate over a 10-year period and the rental equipment for a minor period of one to eight months. The total gains related to these transactions in 2002 and 2001 were, respectively, approximately $1.5 million of which none was deferred and $21.6 million of which $1.4 million was deferred. The deferred gains are amortized over the respective lease periods on a straight-line basis.

Rent expense under all non-cancelable real estate, rental equipment and other equipment operating leases totaled $176.2 million, $185.0 million, and $170.9 million for the years ended December 31, 2003, 2002, and 2001, respectively. The Company's real estate leases provide for varying terms, including leases subject to customary escalation clauses, and include 42 leases that are on a month-to-month basis and 30 leases that provide for a remaining term of less than one year and do not provide a renewal option.

RESTRICTED STOCK AWARDS

The Company has granted to employees other than executive officers and directors approximately 1,200,000 shares of restricted stock that contain the following provisions. The shares vest in 2004, 2005 or 2006 or earlier upon a change in control of the Company, death, disability, retirement or certain terminations of employment, and are subject to forfeiture prior to vesting on certain other terminations of employment, the violation of non-compete provisions and certain other events. If a holder of restricted stock sells his stock and receives sales proceeds that are less than a specified guaranteed amount set forth in the grant instrument, the Company has agreed to pay the holder the shortfall between the amount received and such specified amount. However, the foregoing only applies to sales that are made within five trading days of the vesting date. The specified guaranteed amount is: (i) $15.17 per share with respect to approximately 500,000 shares scheduled to vest in 2004; (ii) $27.26 per share with respect to approximately 300,000 shares scheduled to vest in 2005; and (iii) $9.18 per share with respect to approximately 400,000 shares scheduled to vest in 2006.

EMPLOYEE BENEFIT PLANS

The Company currently sponsors one defined contribution 401(k) retirement plan which is subject to the provisions of ERISA. The Company also sponsors a deferred profit sharing plan for the benefit of the full-time employees of its Canadian subsidiaries. Under these plans, the Company matches a percentage of the participants' contributions up to a specified amount. Company contributions to the plans were $5.0 million, $5.2 million, and $6.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

LEGAL AND INSURANCE MATTERS

The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, or insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company had accrued $46.2 million and $22.2 million at December 31, 2003 and 2002, respectively, to cover the uninsured portion of estimated costs arising from these pending claims and other potential unasserted claims. The Company records claims related to recoveries from third parties when such recoveries are deemed realizable.

ENVIRONMENTAL MATTERS

The Company and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

17. RELATED PARTY

The Company has from time to time purchased equipment from Terex Corporation ("Terex") and expects to do so in the future. The chief executive officer and a director of Terex is also a director of the Company. The Company purchased equipment from Terex of approximately $85.2 million, $52.3 million and $16.6 million during 2003, 2002 and 2001, respectively. The increase from 2002 to 2003 was attributable to Terex's acquisition of one of the Company's existing suppliers towards the end of 2002.

18. SEGMENT INFORMATION

Each of the Company's branch locations is an operating segment which consists of the rental and sale of equipment and related merchandise and parts. Certain of the Company's branches also provide specialty traffic control services as a product line. Of the total revenues for these branches, the amount of revenue attributable to such traffic control services was $277.0 million, $291.6 million, and $272.2 million during the years ended December 31, 2003, 2002 and 2001, respectively. All of the Company's branches have been aggregated into one reportable segment because they offer similar products and services in similar markets and the factors determining strategic decisions are comparable.

The Company operates in the United States, Canada and Mexico. Revenues are attributable to countries based upon the location of the customers. Geographic area information for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Year Ended December 31		
(In thousands)	**2003**	2002	2001
Revenues from external customers			
Domestic	**$2,669,321**	$2,658,969	$2,740,694
Foreign	**197,915**	162,020	145,911
Total revenues from external customers	**$2,867,236**	$2,820,989	$2,886,605
Rental equipment, net			
Domestic	**$1,915,149**	$1,713,406	$1,630,411
Foreign	**156,343**	132,269	116,771
Total consolidated rental equipment, net	**$2,071,492**	$1,845,675	$1,747,182
Property and equipment, net			
Domestic	**$ 388,901**	$ 409,785	$ 393,541
Foreign	**17,700**	15,567	16,512
Total consolidated property and equipment, net	**$ 406,601**	$ 425,352	$ 410,053
Goodwill and other intangible assets, net			
Domestic	**$1,361,409**	$1,588,066	$2,086,481
Foreign	**79,625**	122,946	121,220
Total consolidated goodwill and other intangible assets, net	**$1,441,034**	$1,711,012	$2,207,701

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

SELECTED FINANCIAL DATA

The following table of quarterly financial information has been prepared from unaudited financial statements of the Company, and reflects adjustments which are, in the opinion of management, necessary for a fair presentation of the interim periods presented.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended December 31, 2003				
Total revenues	**$591,851**	**$728,056**	**$805,134**	**$742,196**
Gross profit	**153,989**	**223,066**	**258,559**	**212,355**
Goodwill impairment				**296,873**
Net income (loss)	**(8,723)**	**23,391**	**31,884**	**(305,135)**
Income (loss) available to common stockholders per share—basic	**$(0.11)**	**$0.30**	**$0.43**	**$(3.96)**
Income (loss) available to common stockholders per share—diluted	**$(0.11)**	**$0.25**	**$0.34**	**$(3.96)**
For the year ended December 31, 2002				
Total revenues	$598,965	$744,759	$783,103	$694,162
Gross profit	179,208	253,262	245,747	208,060
Goodwill impairment				247,913
Restructuring charge				28,262
Income (loss) before cumulative effect of change in accounting principle	7,584	51,114	40,767	(208,951)
Cumulative effect of change in accounting principle	(288,339)			
Net income (loss)	(280,755)	51,114	40,767	(208,951)
Income (loss) available to common stockholders before cumulative effect of change in accounting principle per share—basic	$0.17	$0.67	$0.53	$(2.33)
Income (loss) available to common stockholders before cumulative effect of change in accounting principle per share—diluted	$0.13	$0.51	$0.43	$(2.33)

20. SUBSEQUENT EVENTS

During the first quarter of 2004, the Company acquired 843504 Alberta Ltd. (formerly known as Skyreach Equipment, Ltd.) which has annual revenues of approximately $40 million.

During the first quarter of 2004, the Company refinanced approximately $2.1 billion of its debt. See Note 9 for further information.

UNITED STATES

ALABAMA

Bessemer (2)
Birmingham
Decatur
Dothan
Florence (2)
Hope Hull
Madison (2)
Mobile
Montgomery (2)
Oxford

ALASKA

Anchorage (2)
Fairbanks
Palmer
Soldotna
Wasilla

ARIZONA

Bullhead City (2)
Cottonwood
Flagstaff (2)
Glendale
Kingman
Lake Havasu City
Phoenix (6)
Prescott (2)
Show Low
Tucson (2)
Yuma

ARKANSAS

Fayetteville
Little Rock
Rogers

CALIFORNIA

Antioch
Arroyo Grande
Bakersfield (3)
Baldwin Park
Buena Park
Burbank
Burlingame
Canoga Park
Carmichael
Castro Valley
Cathedral City
Chico
Chula Vista
Corona
Downey
Dublin
Elk Grove
Escondido (2)
Eureka
Folsom
Fontana
Fremont (2)
Fresno (3)
Fullerton
Gardena
Gilroy
Hayward (2)
Hesperia
Huntington Beach (2)
Indio
Lakeside
Lancaster
Lodi
Long Beach (4)
Los Alamitos
Los Angeles
Madera
Marysville
Merced
Modesto (4)
Montclair
Monterey
Mountain View
Napa (2)
Oakland
Oxnard
Pico Rivera
Redding
Ridgecrest
Riverside
Rocklin
Sacramento (3)
Salinas
San Diego
San Francisco
San Jose (5)
San Juan Capistrano
San Leandro
San Luis Obispo
Santa Ana
Santa Cruz
Santa Fe Springs
Santa Maria
Santa Rosa (2)
Sunnyvale
Susanville
South Lake Tahoe
Stockton (3)
Tracy
Turlock
Vacaville
Van Nuys
Ventura (2)
Visalia

COLORADO

Brighton
Colorado Springs (3)
Commerce City
Denver (5)
Fort Collins
Grand Junction
Loveland
Pueblo
Westminster

CONNECTICUT

Bloomfield
Danbury
Darien
Fairfield
Groton
Manchester
Milford
North Stonington
Old Saybrook
Plainville
Shelton
Stamford
West Haven

DELAWARE

Bear
Delmar
Frederica
Middletown
Newark

FLORIDA

Bradenton
Clearwater (2)
Davie
Deerfield Beach
Fort Lauderdale
Fort Myers (2)
Fort Pierce
Fort Walton Beach
Gainesville
Holly Hill
Jacksonville (3)
Jupiter
Lakeland
Longwood
Melbourne
Miami (2)
Naples
Orlando (5)
Panama City Beach
Pompano Beach (2)
Port Saint Lucie
Tampa (3)
West Palm Beach

GEORGIA

Acworth
Augusta
Bogart
Carrollton
Columbus
Conyers
Douglasville
Fairburn
Forest Park (2)
Garden City
Jesup
Kingsland
Leesburg
Macon
McDonough
Norcross
Remerton
Ringgold
Sugar Hill
Villa Rica

IDAHO

Boise
Lewiston

ILLINOIS

Addison
Bloomingdale
Bloomington (2)
Carbon Cliff
Carbondale
Champaign
Chicago
Fairview Heights
Mokena
Moline
Rockford (2)
Springfield
Villa Park

INDIANA

Bloomington
Edinburgh
Evansville (2)
Fort Wayne (2)
Greenfield
Indianapolis (3)
Lafayette (2)
Richmond
South Bend
Valparaiso
West Terre Haute

IOWA

Cedar Rapids
Council Bluffs
Des Moines (3)
Dubuque
Grimes (2)
Iowa City
Mason City
Sioux City (2)
Waterloo

KANSAS

Overland Park (2)
Salina
Topeka
Wichita (3)

KENTUCKY

Georgetown
Lexington
Louisville (5)
Paducah

LOUISIANA

Baton Rouge
Gonzales (2)
Harvey
Monroe
Saint Rose (2)
Shreveport

MAINE

Bangor
Scarborough

MARYLAND

Annapolis
Baltimore (2)
Beltsville
Bladensburg
Delmar
Frederick (4)
Gaithersburg
Glen Burnie
Joppa
Lexington Park
Pasadena
Prince Frederick
Silver Springs
Upper Marlboro

MASSACHUSETTS

Agawam
Boston
Canton
Everett
Four Rivers
Kingston (2)
Ludlow
Millbury
Mystic
Watertown
West Yarmouth
Worcester

MICHIGAN

Covert
Grand Rapids
Hudsonville
Portage
Romulus
Taylor
Traverse City
Wixom

MINNESOTA

Brainerd
Hastings
Hermantown (2)
Mankato
Minneapolis (2)
Rochester
Rogers (2)
Roseville
Saint Michael
Saint Paul
Savage

MISSISSIPPI

Canton
Olive Branch
Pearl

MISSOURI

Belton
Bridgeton
Kansas City (2)
Saint Joseph
Saint Louis (2)
Springfield
Strafford

MONTANA

Billings
Missoula

NEBRASKA

Lincoln (2)
Norfolk
Omaha
Papillion

NEVADA

Carson City
Elko
Gardnerville
Las Vegas (2)
North Las Vegas
Reno (4)
Sparks

NEW HAMPSHIRE

Hudson
Manchester

NEW JERSEY

Bellmawr
Burlington
Carlstadt
Egg Harbor (2)
Elmwood Park
Piscataway
Richland
Ridgefield Park (2)
Vineland

NEW MEXICO

Albuquerque (2)
Farmington
Las Cruces

NEW YORK

Batavia
Brooklyn
Clifton Park
Depew
East Syracuse
Falconer
Flushing (2)
Highland
Holtsville (2)
New York
New Windsor
Rochester (5)
Williamsville

NORTH CAROLINA

Arden
Charlotte (2)
Durham
Fayetteville
Garner
Goldsboro
Greensboro (3)
Jacksonville
Pilot Mountain
Raleigh (2)
Salisbury
Wilmington
Winston-Salem

NORTH DAKOTA

Bismarck (2)
Fargo (4)
Grand Forks
Minot

OHIO

Brooklyn Heights
Cleveland
Cincinnati (2)
Columbiana
Columbus (2)
East Liverpool
Independence
Irontown (2)
Marietta
North Olmstead (2)
Perrysburg
Toledo

OKLAHOMA

Oklahoma City
Tulsa

OREGON

Albany
Bend
Clackamas
Corvallis
Eugene (2)
Grants Pass
Gresham
Hermiston
Hillsboro
Lebanon
Medford (2)
Portland (7)
Redmond
Roseburg
Salem (2)
Seaside
Tigard
Tualatin

PENNSYLVANIA

Hatfield
Lebanon
Mechanicsburg (2)
Middletown
Murrysville
Oakdale
Palmyra
Philadelphia
Quakertown
State College
Watsontown
Wilkes-Barre
York

RHODE ISLAND

Cranston
Smithfield (2)

SOUTH CAROLINA

Anderson
Charleston (2)
Columbia
Conway
Greenville
Rock Hill
Spartanburg

SOUTH DAKOTA

Rapid City (3)
Sioux Falls (3)

TENNESSEE

Franklin
Kingsport
Knoxville (3)
Memphis
Nashville (2)
Spring Hill

TEXAS

Arlington
Austin (3)
Beaumont (2)
Carrollton
Cedar Park
Conroe
Corpus Christi (2)
Corsicana
Dallas (3)
El Paso (3)
Fort Worth (4)
Garland
Georgetown
Greenville
Houston (7)
Irving (2)
Katy
Keller (2)
La Porte
Laredo
League City
Lubbock
Lufkin
Manor
Odessa
Palestine
Plano
Rosenberg
San Antonio (3)
Sherman
Temple
The Woodlands
Tyler (2)
Wichita Falls

UTAH

Kaysville
Orem
Saint George
Salt Lake City (4)
Sandy
Tooele

VIRGINIA

Chantilly
Charlottesville
Chesapeake (2)
Fairfax
Glen Allen
Hampton
Hopewell
Richmond
Roanoke
Sterling
Winchester

WASHINGTON

Airway Heights
Arlington
Auburn
Bellingham
Bonney Lake
Bothell
Bremerton (2)
Burien
Burlington
Chehalis
Covington
Ellensburg
Federal Way
Gig Harbor
Kirkland
Longview
Marysville
Monroe
Moses Lake
Pasco
Port Angeles
Puyallup
Renton (2)
Seattle
Spokane (2)
Sumner
Tacoma
Tukwila
Tumwater
Union Gap
Vancouver
Woodinville

WISCONSIN

De Pere
Madison
Marshfield
Milwaukee (3)

WYOMING

Casper
Cheyenne

CANADA

ALBERTA

Calgary (3)
Edmonton (2)
Fort McMurray
Lethbridge
Medicine Hat
Red Deer

BRITISH COLUMBIA

Abbotsford
Burnaby (2)
Campbell River
Chilliwack
Genelle
Kamloops
Langley (2)
Maple Ridge
Nanaimo
North Vancouver
Port Coquitlam
Prince George
Richmond
Surrey
Vancouver
Victoria
Whistler
White Rock

MANITOBA

Thompson
Winnipeg

NEWFOUNDLAND

Arnold's Cove
Clarenville
Corner Brook
Goose Bay
Grand Falls Windsor
Marystown
Mount Pearl
Saint John's
Wabush

ONTARIO

Barrie
Belleville
Bracebridge
Brampton
Brantford
Cambridge
Collingwood
Dryden
Guelph
Kenora
Kingston
Kitchener (2)
London (3)
Meaford
Mississauga
North Bay
Oshawa
Ottawa
Saint Catherines
Sarnia
Scarborough
Stoney Creek (2)
Stratford
Sudbury
Toronto
Walkerton
Waterloo
Weston

QUEBEC

Chicoutimi
Longueuil
Mont-Tremblant
Saint Laurent
Saint Leonard
Sept-Iles
Shawinigan
Trois-Rivieres
Ville Vanier

SASKATCHEWAN

Regina
Saskatoon

MEXICO

NUEVO LAREDO

Escobedo

BOARD OF DIRECTORS

BRADLEY S. JACOBS
Chairman

WAYLAND R. HICKS
Vice Chairman and
Chief Executive Officer

JOHN N. MILNE
President and
Chief Financial Officer

LEON D. BLACK
Founding Principal
Apollo Management, L.P.

HOWARD L. CLARK, JR.
Vice Chairman
Lehman Brothers Inc.

RONALD M. DEFEO
Chairman and
Chief Executive Officer
Terex Corporation

MICHAEL S. GROSS
Founding Principal
Apollo Management, L.P.

BRIAN D. MCAULEY
Partner
NH II, LLC

JOHN S. MCKINNEY
Director

GERALD TSAI, JR.
Director

CHRISTIAN M. WEYER
President
Enerfin S.A.

OFFICERS

WAYLAND R. HICKS
Vice Chairman and
Chief Executive Officer

JOHN N. MILNE
President and
Chief Financial Officer

MICHAEL J. KNEELAND
Executive Vice President – Operations

URI LISTED NYSE

UNITED RENTALS STOCK LISTING
United Rentals common stock is listed on the New York Stock Exchange under the symbol URI. The common stock is included in the Standard & Poor's MidCap 400 Index and the Russell 2000 Index®.

UNITED RENTALS COMMON STOCK PRICES
New York Stock Exchange Composite Prices

2003	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	**$12.60**	**$14.75**	**$18.59**	**$19.85**
Low	**8.00**	**9.08**	**13.00**	**15.62**
Close	**9.62**	**13.89**	**16.09**	**19.26**

2002				
High	$30.83	$28.87	$19.40	$10.86
Low	19.30	20.80	8.40	5.88
Close	27.48	21.80	8.44	10.76

CORPORATE HEADQUARTERS
United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06830
Phone: (203) 622-3131
Fax: (203) 622-6080
www.unitedrentals.com

INDEPENDENT AUDITORS
Ernst & Young LLP
99 Wood Avenue South
Iselin, NJ 08830
(732) 516-4200

INVESTOR INFORMATION

For United Rentals investor information, including our quarterly earnings releases, webcasts and Securities Exchange Act reports:

www.unitedrentals.com

Investment professionals may contact:

Charles K. Wessendorf
Vice President,
Investor Relations and
Corporate Communications
cwessendorf@ur.com
(203) 618-7318

2004 ANNUAL MEETING

Thursday, May 20, 2004
at 3:00 pm.

Delamar Greenwich
Harbor Hotel
500 Steamboat Road
Greenwich, CT 06830

SHAREHOLDER INFORMATION

For shareholder services 24 hours a day:
Call toll-free
(800) 937-5449
in the U.S. and Canada,
or (718) 921-8200.
E-mail:
investors@unitedrentals.com
To speak to a shareholder services representative, please call between 9:00 am and 5:00 pm Eastern Time, Monday through Friday.

- Account information
- Transfer requirements
- Lost certificates
- Change of address
- Tax forms

Write:
American Stock Transfer
& Trust Company
40 Wall Street
New York, NY 10005

By overnight mail only:
American Stock Transfer
& Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8210

www.amstock.com


5340-9
United Rentals

United Rentals

United Rentals


United Rentals
CONTRACTOR SUPPLIES
1-800-UR-RENTS


United Rentals

United® Rentals

The Right Equipment. Right Now!®